Exhibit 99.1

Interim Report

  for the quarter ended March 31, 2018

CONTENTS

BOARD OF DIRECTORS AND AUDITOR	2

INTRODUCTION	3

INTERIM REPORT ON OPERATIONS	5

RESULTS OF OPERATIONS	5

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY	17

LIQUIDITY AND CAPITAL RESOURCES	18

2018 U.S. GAAP OUTLOOK	21

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2018	22

Condensed Consolidated Income Statement	23

Condensed Consolidated Statement of Comprehensive Income	24

Condensed Consolidated Statement of Financial Position	25

Condensed Consolidated Statement of Cash Flows	27

Condensed Consolidated Statement of Changes in Equity	28

Notes	29

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, the Netherlands

Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom

Share Capital: €17,608,744.72 (as of March 31, 2018)

Amsterdam Chamber of Commerce: reg. no. 56532474

Contents     1

BOARD OF DIRECTORS AND

AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin(*)

Directors

Jacqueline A. Tammenoms Bakker(2)(***)

Mina Gerowin(2)(***)

Suzanne Heywood(2)(3)

Léo W. Houle(2)(3)(**)

Peter Kalantzis(1)(3)(***)

John Lanaway(1)(***)

Silke C. Scheiber(1)(***)

Guido Tabellini(3)(***)

Jacques Theurillat(1)(***)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee

(*)

Mr. Richard J. Tobin Chief Executive Officer and member of the Board until April 27, 2018. The Board of Directors has appointed Mr. Derek Neilson as interim Chief Executive Officer effective as of April 27, 2018 while the Board of Directors finalizes its selection of a permanent Chief Executive Officer through the Board’s governance process.

(**)	Independent Director and Senior Non-Executive Director
(***)	Independent Director

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2017, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2017, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor        2

INTRODUCTION

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Interim Report, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.

CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Condensed Consolidated Financial Statements.

Financial information included in this Interim Report has been prepared in accordance with EU-IFRS. This Interim Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

∎

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

∎

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.

∎

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

∎

Powertrain designs, manufactures and offers a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

∎

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM and (4) APAC. The geographic designations have the following meanings:

∎	NAFTA: United States, Canada and Mexico;

∎	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

∎	LATAM: Central and South America, and the Caribbean Islands; and

∎	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

This Interim Report is unaudited.

Introduction    3

Alternative performance measures (or “Non-GAAP financial measures”)

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.

Our non-GAAP financial measures are defined as follows(*):

∎

Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

∎	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

∎

Adjusted EBIT under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items.

∎

Adjusted EBITDA under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

∎

Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

∎

Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

∎

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as debt plus other financial liabilities, net of cash and cash equivalents, current securities and other financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

∎	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

∎

Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

(*)	Refer to “Results of Operations” for additional information on changes to “Non-GAAP financial measures” occurred in 2018.

Introduction    4

INTERIM REPORT ON OPERATIONS

(Unaudited)

RESULTS OF OPERATIONS

Adoption of new accounting standards and Other financial presentation changes

Effective January 1, 2018, CNH Industrial has adopted the following accounting standards: IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments.

IFRS 15 represents a new framework for recognizing revenue from contracts with customers and includes additional disclosure requirements. CNH Industrial has applied the new revenue recognition standard using the full retrospective approach, adjusting the net equity at January 1, 2017 (date of first time retrospective adoption) due to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and cost of sales, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant. 2017 figures have been recast accordingly for comparison purposes.

IFRS 9 includes requirements for classification and measurement of financial instruments, impairment of financial assets, and general hedge accounting. CNH Industrial has adopted IFRS 9 retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods, and adjusting the net equity at January 1, 2018. The impact of the new standard relates to the change in the impairment model from an “incurred loss” to an “expected loss”.

For additional information relating the impacts of adoption of the new accounting standards, refer to the paragraph “New standards and amendments effective from January 1, 2018” in the Notes to the Interim Condensed Consolidated Financial Statements at March 31, 2018.

Concurrently with the changes following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed, to reflect practices seen across the different markets in which CNH Industrial competes. Starting in 2018, the Chief Operating Decision Maker (“CODM”) began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA calculated using accounting standards generally accepted in the United States (“U.S. GAAP”). As a consequence, starting from this Interim Report, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement.

In addition, starting from this Interim Report, CNH Industrial is no longer presenting the separate line item Other unusual income/(expenses) within the income statement. All amounts previously reported within this item have been reclassified into the line item Other income/(expenses) within the income statement. This reclassification had no effect on the Group’s results of operations, financial position or cash flows.

Interim Report on Operations    5

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the consolidated income statement for the three months ended March 31, 2017:

	Three Months Ended March 31, 2017 Consolidated
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	5,829	(65)	-	5,764	Net revenues

Cost of sales	4,858	(65)	-	4,793	Cost of sales

Selling, general and administrative costs	516	-	-	516	Selling, general and administrative costs

Research and development costs	240	-	-	240	Research and development costs

			19	19	Result from investments

Other income/(expenses)	(23)	-	23

TRADING PROFIT/(LOSS)	192	-	(192)

Gains/(losses) on the disposal of investments	-	-	-	-	Gains/(losses) on the disposal of investments

Restructuring costs	13	-	-	13	Restructuring costs

Other unusual income/(expenses)	8	-	(8)

OPERATING PROFIT/(LOSS)	187	-	(187)

Financial income/(expenses)	(141)	-	141

Result from investments	19	-	(19)

			(15)	(15)	Other income/(expenses)

			(141)	(141)	Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	65	-	-	65	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(42)	(3)	-	(45)	Income tax (expense)

PROFIT/(LOSS) FOR THE PERIOD	23	(3)	-	20	PROFIT/(LOSS) FOR THE PERIOD

Result from intersegment investments	-	-	-	-	Result from intersegment investments

PROFIT/(LOSS) FOR THE PERIOD	23	(3)	-	20	PROFIT/(LOSS) FOR THE PERIOD

Interim Report on Operations    6

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Industrial Activities income statement for the three months ended March 31, 2017:

	Three Months Ended March 31, 2017 Industrial Activities
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	5,435	(145)	-	5,290	Net revenues

Cost of sales	4,625	(145)	-	4,480	Cost of sales

Selling, general and administrative costs	475	-	-	475	Selling, general and administrative costs

Research and development costs	240	-	-	240	Research and development costs

			13	13	Result from investments

Other income/(expenses)	(23)	-	23

TRADING PROFIT/(LOSS)	72	-	(72)

Gains/(losses) on the disposal of investments	-	-	-	-	Gains/(losses) on the disposal of investments

Restructuring costs	12	-	-	12	Restructuring costs

Other unusual income/(expenses)	8	-	(8)

OPERATING PROFIT/(LOSS)	68	-	(68)

Financial income/(expenses)	(141)	-	141

Result from investments	13	-	(13)

			(15)	(15)	Other income/(expenses)

			(141)	(141)	Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	(60)	-	-	(60)	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(4)	(3)	-	(7)	Income tax (expense)

PROFIT/(LOSS) FOR THE PERIOD	(64)	(3)	-	(67)	PROFIT/(LOSS) FOR THE PERIOD

Result from intersegment investments	87	-	-	87	Result from intersegment investments

PROFIT/(LOSS) FOR THE PERIOD	23	(3)	-	20	PROFIT/(LOSS) FOR THE PERIOD

Interim Report on Operations    7

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the Financial Services income statement for the three months ended March 31, 2017:

	Three Months Ended March 31, 2017 Financial Services
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast
Net revenues	514	(2)	-	512	Net revenues
Cost of sales	353	(2)	-	351	Cost of sales
Selling, general and administrative costs	41	-	-	41	Selling, general and administrative costs
Research and development costs	-	-	-	-	Research and development costs
			6	6	Result from investments
Other income/(expenses)	-	-	-
TRADING PROFIT/(LOSS)	120	-	(120)
Gains/(losses) on the disposal of investments	-	-	-	-	Gains/(losses) on the disposal of investments
Restructuring costs	1	-	-	1	Restructuring costs
Other unusual income/(expenses)	-	-	-
OPERATING PROFIT/(LOSS)	119	-	(119)
Financial income/(expenses)	-	-	-
Result from investments	6	-	(6)
			-	-	Other income/(expenses)
			-	-	Financial income/(expenses)
PROFIT/(LOSS) BEFORE TAXES	125	-	-	125	PROFIT/(LOSS) BEFORE TAXES
Income tax (expense)	(38)	-	-	(38)	Income tax (expense)
PROFIT/(LOSS) FOR THE PERIOD	87	-	-	87	PROFIT/(LOSS) FOR THE PERIOD
Result from intersegment investments	-	-	-	-	Result from intersegment investments
PROFIT/(LOSS) FOR THE PERIOD	87	-	-	87	PROFIT/(LOSS) FOR THE PERIOD

The following table summarizes the unaudited impact of adoption of IFRS 15 on the net revenues for the three months ended March 31, 2017, broken down by segment:

	Three Months Ended March 31, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast
Agricultural Equipment	2,346	(106)	2,240
Construction Equipment	523	(21)	502
Commercial Vehicles	2,142	(17)	2,125
Powertrain	1,002	(1)	1,001
Eliminations and Other	(578)	-	(578)
Total Net revenues of Industrial Activities	5,435	(145)	5,290
Financial Services	514	(2)	512
Eliminations and Other	(120)	82	(38)
Total Net revenues	5,829	(65)	5,764

Interim Report on Operations    8

The following table summarizes the unaudited impact of adoption of IFRS 15 on the consolidated, Industrial Activities and Financial Services statement of cash flows for the three months ended March 31, 2017:

	Three months ended March 31, 2017 As previously reported			Impact of IFRS 15 adoption			Three months ended March 31, 2017 As recast
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,854	4,649	1,205	-	-	-	5,854	4,649	1,205
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	(322)	(318)	100	2	2	-	(320)	(316)	100
CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES	111	(627)	738	(2)	(2)	-	109	(629)	738
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(1,055)	(216)	(943)	-	-	-	(1,055)	(216)	(943)

Translation exchange differences	79	69	10	-	-	-	79	69	10
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,187)	(1,092)	(95)	-	-	-	(1,187)	(1,092)	(95)
CASH AND CASH EQUIVALENTS AT END OF YEAR	4,667	3,557	1,110	-	-	-	4,667	3,557	1,110

Refer to “Condensed Statement of Financial Position by Activity” for the impact of adoption of IFRS 15 on the consolidated, Industrial Activities and Financial Services statement of financial position for the year ended December 31, 2017.

Interim Report on Operations    9

Introduction

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

Consolidated Results of Operations(*)

	Three Months Ended March 31, 2018			Three Months Ended March 31, 2017
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	6,752	6,300	502	5,764	5,290	512

Cost of sales	5,537	5,261	326	4,793	4,480	351

Selling, general and administrative costs	570	528	42	516	475	41

Research and development costs	262	262	-	240	240	-

Result from investments	21	10	11	19	13	6

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	3	3	-	13	12	1

Other income/(expenses)	(39)	(37)	(2)	(15)	(15)	-

Financial income/(expenses)	(120)	(120)	-	(141)	(141)	-

PROFIT/(LOSS) BEFORE TAXES	242	99	143	65	(60)	125

Income tax (expense)	(58)	(18)	(40)	(45)	(7)	(38)

PROFIT/(LOSS) FOR THE PERIOD	184	81	103	20	(67)	87

Result from intersegment investments(**)	-	103	-	-	87	-

PROFIT/(LOSS) FOR THE PERIOD	184	184	103	20	20	87

Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.

(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.

Interim Report on Operations    10

Net revenues

We recorded net revenues of $6,752 million for the three months ended March 31, 2018, an increase of 17.1% (up 9.3% on a constant currency basis) compared to the three months ended March 31, 2017. Net revenues of Industrial Activities were $6,300 million in the three months ended March 31, 2018, an increase of 19.1% (up 10.6% on a constant currency basis) compared to the prior period as a result of increased volumes in all Industrial Activities segments.

Cost of sales

Cost of sales were $5,537 million for the three months ended March 31, 2018 compared with $4,793 million for the three months ended March 31, 2017. The increase of 15.5% was driven by the increase in net revenues. As a percentage of net revenues, cost of sales of Industrial Activities was 83.5% for the three months ended March 31, 2018 and 84.7% for the three months ended March 31, 2017.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $570 million during the three months ended March 31, 2018 (8.4% of net revenues) up 10.5% compared to the three months ended March 31, 2017 (9.0% of net revenues).

Research and development costs

In the three months ended March 31, 2018, research and development (“R&D”) costs were $262 million ($240 million in the three months ended March 31, 2017) and included all the research and development costs not recognized as assets amounting to $140 million ($124 million in the first quarter of 2017) and the amortization of capitalized development costs of $122 million ($116 million in the first quarter of 2017). During the period, CNH Industrial capitalized new development costs of $96 million ($74 million in the three months ended March 31, 2017). The R&D costs in both periods were primarily attributable to spending on emission requirements and continued investment in new products.

Result from investments

Result from investments was a net gain of $21 million and $19 million for the three months ended March 31, 2018 and 2017, respectively.

Restructuring costs

Restructuring costs for the three months ended March 31, 2018 were $3 million compared to $13 million for the three months ended March 31, 2017. The costs in the three months ended March 31, 2018 were primarily attributable to actions in Commercial Vehicles as part of the Company’s Efficiency Program launched in 2014.

Other income/(expenses)

Other expenses were $39 million for the three months ended March 31, 2018 ($15 million in the three months ended March 31, 2017).

Financial income/(expenses)

Net financial expenses were $120 million for the three months ended March 31, 2018 compared to $141 million for the three months ended March 31, 2017. The decrease of $21 million was primarily attributable to refinancing and early retirement of certain high yield debt.

Income tax (expense)

	Three Months Ended March 31,

($ million)	2018	2017

Profit before taxes	242	65

Income tax (expense)	(58)	(45)

Effective tax rate	24.0%	69.2%

Income taxes totaled $58 million for the three months ended March 31, 2018 compared to $45 million in the three months ended March 31, 2017. The effective tax rate was 24.0% in the three months ended March 31, 2018 compared to an effective tax rate of 69.2% in the three months ended March 31, 2017. Excluding the impact of restructuring in both periods, the effective tax rate was 24% and 63% in the three months ended March 31, 2018 and 2017, respectively. The improvement was primarily due to a favorable geographic mix of earnings, including improved results in jurisdictions where CNH Industrial cannot benefit from pre-tax losses, and a lower U.S. tax rate.

In December 2017, the U.S. government enacted new tax legislation (U.S. tax reform). U.S. tax reform changed many aspects of U.S. corporate income taxation, including reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. CNH Industrial reasonably estimated the effects of U.S. tax reform in the three months ended December 31, 2017. Those provisional estimates were not changed during the three months ended March 31, 2018. During 2018, however, CNH Industrial will continue assessing its previously recorded impacts of U.S. tax reform.

Interim Report on Operations    11

Profit/(loss) for the period

Net profit was $184 million in the three months ended March 31, 2018 compared to $20 million in the three months ended March 31, 2017.

Industrial Activities Performance

The following tables show net revenues, adjusted EBIT and adjusted EBITDA broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues

	Three Months Ended March 31,

($ million)	2018	2017	% change	% change excl. FX

Agricultural Equipment	2,579	2,240	15.1	10.8

Construction Equipment	682	502	35.9	31.5

Commercial Vehicles	2,495	2,125	17.4	4.7

Powertrain	1,186	1,001	18.5	5.2

Eliminations and Other	(642)	(578)	-	-

Total Net revenues of Industrial Activities	6,300	5,290	19.1	10.6

Financial Services	502	512	-2.0	-4.1

Eliminations and Other	(50)	(38)	-	-

Total Net revenues	6,752	5,764	17.1	9.3

n.m. - not meaningful.

Adjusted EBIT

	Three Months Ended March 31,

($ million)	2018	2017	Change

Agricultural Equipment	167	92	75

Construction Equipment	(8)	(40)	32

Commercial Vehicles	44	6	38

Powertrain	90	69	21

Unallocated items, eliminations and other	(71)	(34)	-37

Total Adjusted EBIT of Industrial Activities	222	93	129

Financial Services	143	126	17

Eliminations and Other	-	-	-

Total Adjusted EBIT	365	219	146

Adjusted EBITDA

	Three Months Ended March 31,

($ million)	2018	2017	Change

Agricultural Equipment	306	226	80

Construction Equipment	20	(10)	30

Commercial Vehicles	238	165	73

Powertrain	135	109	26

Unallocated items, eliminations and other	(70)	(34)	(36)

Total Adjusted EBITDA of Industrial Activities	629	456	173

Financial Services	211	192	19

Eliminations and Other	-	-	-

Total Adjusted EBITDA	840	648	192

Interim Report on Operations    12

Net revenues of Industrial Activities were $6,300 million during the three months ended March 31, 2018, a 19.1% increase (up 10.6% on a constant currency basis) compared to the same period of 2017, driven by increased revenues in each Industrial Activities segment.

Adjusted EBIT of Industrial Activities was $222 million in the three months ended March 31, 2018, a $129 million increase from the three months ended March 31, 2017 with an adjusted EBIT margin of 3.5%, up 1.7 percentage points (“p.p.”) compared to the three months ended March 31, 2017.

Adjusted EBITDA of Industrial Activities was up 38% to $629 million for the first quarter of 2018 compared to $456 million for the first quarter of 2017, with an adjusted EBITDA margin of 10.0%, up 1.4 p.p. compared to the first quarter of 2017.

The following tables summarize the reconciliation from consolidated profit (loss) to adjusted EBIT and adjusted EBITDA, for the three months ended March 31, 2018 and 2017.

	Three Months Ended March 31, 2018
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total

Profit/(loss)(1)						81	103	184

Add back

Income tax expense						18	40	58

Financial income/(expenses)						120	-	120

Adjustments:

Restructuring costs	-	-	3	-	-	3	-	3

Adjusted EBIT	167	(8)	44	90	(71)	222	143	365

Depreciation and amortization	139	28	92	45	1	305	2	307

Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	102	-	-	102	66	168

Adjusted EBITDA	306	20	238	135	(70)	629	211	840

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

	Three Months Ended March 31, 2017
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total

Profit/(loss)(1)						(67)	87	20

Add back

Income tax expense						7	38	45

Financial income/(expenses)						141	-	141

Adjustments:

Restructuring costs	6	3	3	-	-	12	1	13

Adjusted EBIT	92	(40)	6	69	(34)	93	126	219

Depreciation and amortization	134	30	86	40	-	290	1	291

Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	73	-	-	73	65	138

Adjusted EBITDA	226	(10)	165	109	(34)	456	192	648

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

Interim Report on Operations    13

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues broken down by geographic region for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

Agricultural Equipment Net revenues – by geographic region:

	Three Months Ended March 31,

($ million)	2018	2017	% Change

NAFTA	771	720	7.1

EMEA	998	796	25.4

LATAM	356	366	-2.7

APAC	454	358	26.8

Total	2,579	2,240	15.1

Net revenues of Agricultural Equipment were $2,579 million for the three months ended March 31, 2018, an increase of 15.1% (up 10.8% on a constant currency basis) compared to the three months ended March 31, 2017 primarily due to higher sales volumes and positive net price realization.

For the three months ended March 31, 2018, worldwide industry unit sales were flat compared to the prior period. In NAFTA, industry volumes in the over 140 horsepower (“hp”) tractor market sector were up 1% and combines were down 2%. Industry volumes for under 140 hp tractors in NAFTA was flat. EMEA markets were down 3% and up 19% for tractors and combines, respectively. In LATAM, the tractor and combine markets decreased by 16%. APAC markets increased 17% for tractors and decreased by 2% for combines.

Adjusted EBIT

Adjusted EBIT was $167 million in the first quarter of 2018 ($92 million in the first quarter of 2017). Adjusted EBIT margin increased 2.4 p.p. to 6.5% compared to the first quarter of 2017. The increase was due to favorable volume, better mix, and higher production levels, with NAFTA row crop production matching retail demand, as a result of a balanced inventory of used equipment. Price realization, net of a negative foreign exchange transaction impact, represented 2.5% of revenues, and was partially offset by raw material cost increases and higher overhead costs. The Company continues to invest in its product development program for precision farming and compliance with Stage V emissions requirements.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues broken down by geographic region for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

Construction Equipment Net revenues – by geographic region:

	Three Months Ended March 31,

($ million)	2018	2017	% change

NAFTA	322	267	20.6

EMEA	152	97	56.7

LATAM	76	54	40.7

APAC	132	84	57.1

Total	682	502	35.9

Interim Report on Operations    14

Net revenues of Construction Equipment were $682 million for the three months ended March 31, 2018, an increase of 35.9% from the three months ended March 31, 2017 (up 31.5% on a constant currency basis), as a result of increased demand and market share gains across most regions.

During the three months ended March 31, 2018, Construction Equipment’s worldwide heavy industry sales were up 25%, and light industry sales were up 12% compared to the three months ended March 31, 2017. Industry light equipment sales and heavy equipment industry sales were up in all regions.

Adjusted EBIT

Construction Equipment reported a negative adjusted EBIT of $8 million in the first quarter of 2018 (negative adjusted EBIT of $40 million in the first quarter of 2017). Results were favorably impacted by higher sales volume due to improved end-user demand, as well as the related 30% increase in production. Pricing conditions remain favorable, more than offsetting unfavorable foreign exchange impact and raw material cost increases. The order book is up approximately 20% relative to the prior year period.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles’ net revenues broken down by geographic region for the three months ended March 31, 2018 compared to the three months ended March 31, 2017:

Commercial Vehicles Net revenues – by geographic region:

	Three Months Ended March 31,

($ million)	2018	2017	% change

NAFTA	4	6	n.m.

EMEA	2,131	1,797	18.6

LATAM	162	162	-

APAC	198	160	23.8

Total	2,495	2,125	17.4

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $2,495 million for the three months ended March 31, 2018, an increase of 17.4% (up 4.7% on a constant currency basis) compared to the three months ended March 31, 2017, primarily as a result of higher industry volumes in the light commercial vehicle market in Europe. Net revenues increased in APAC and were flat in LATAM.

During the three months ended March 31, 2018, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 9% compared to the same period in 2017. The Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 11% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 5%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 29% over the same period of 2017, with an increase of 41% in Brazil and 11% in Argentina. In APAC, new truck registrations grew by 10%.

In the three months ended March 31, 2018, our estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.6%, down 0.6 p.p. compared to the three months ended March 31, 2017. Our market share in LATAM in the three months ended March 31, 2018 was 11.0%, down 1.0 p.p. compared to the three months ended March 31, 2017.

Commercial Vehicles delivered approximately 33,250 vehicles (including buses and specialty vehicles) in the three months ended March 31, 2018, representing a 4% increase from the same prior-year period. Volumes were up 10% in LCV and down 5% in M&H truck segments. Commercial Vehicles’ deliveries increased 2% in EMEA, 8% in LATAM and 25% in APAC.

In the three months ended March 31, 2018, Commercial Vehicles’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.26. In the three months ended March 31, 2018, truck order intake in Europe increased 9% compared to the three months ended March 31, 2017, with a 17% increase in LCV and a 11% decrease in M&H.

Interim Report on Operations    15

Adjusted EBIT

Adjusted EBIT was $44 million for the first quarter of 2018 (up from $6 million in the first quarter of 2017). Adjusted EBIT margin increased 1.5 p.p. to 1.8% compared to the first quarter of 2017. The increase was mainly due to increased end-user demand in light commercial vehicles, improved pricing and manufacturing efficiencies, partially offset by increased research and development costs as result of new product development initiatives.

Powertrain

Net revenues

Powertrain net revenues were $1,186 million for the three months ended March 31, 2018, an 18.5% increase over the three months ended March 31, 2017 (up 5.2% on a constant currency basis), as a result of higher sales volume in engine applications. Sales to external customers accounted for 48% of total net revenues (45% in the first quarter of 2017).

During the three months ended March 31, 2018, Powertrain sold approximately 153,500 engines, an increase of 4% compared to the three months ended March 31, 2017. In terms of major customers, 27% of engine units were supplied to Commercial Vehicles, 15% to Agricultural Equipment, 4% to Construction Equipment and the remaining 54% to external customers. Additionally, Powertrain delivered approximately 19,600 transmissions, an increase of 5% compared to the three months ended March 31, 2017, and approximately 50,000 axles, a 1% decrease compared to the three months ended March 31, 2017.

Adjusted EBIT

Adjusted EBIT was $90 million for the first quarter of 2018, a $21 million increase compared to the first quarter of 2017, with an adjusted EBIT margin of 7.6%, up 0.7 p.p. compared to the first quarter of 2017, as a result of the higher volumes and manufacturing efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $502 million for the three months ended March 31, 2018, a decrease of 2.0% compared to the three months ended March 31, 2017.

Net income

Net income of Financial Services was $103 million for the three months ended March 31, 2018, a $16 million increase over the three months ended March 31, 2017, primarily due to improved performance in EMEA and LATAM, and due to the lower U.S. tax rate.

Retail loan originations in the three months ended March 31, 2018, including unconsolidated joint ventures, were $2.2 billion, up $0.3 billion compared to the three months ended March 31, 2017. The managed portfolio, including unconsolidated joint ventures, was $26.5 billion as of March 31, 2018 (of which retail was 62% and wholesale was 38%), up $1.8 billion compared to March 31, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.5 billion compared to the same period in 2017.

Interim Report on Operations    16

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At March 31, 2018			At December 31, 2017(*)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

ASSETS

Intangible assets:	5,655	5,512	143	5,644	5,500	144

Goodwill	2,480	2,350	130	2,483	2,352	131

Other intangible assets	3,175	3,162	13	3,161	3,148	13

Property, plant and equipment	6,852	6,849	3	6,830	6,828	2

Investments and other financial assets	624	3,246	215	631	3,215	208

Leased assets	1,781	37	1,744	1,845	35	1,810

Defined benefit plan assets	27	27	-	28	28	-

Deferred tax assets	1,022	1,020	197	982	999	196

Total Non-current assets	15,961	16,691	2,302	15,960	16,605	2,360

Inventories	7,440	7,219	221	6,453	6,237	216

Trade receivables	539	532	44	496	490	53

Receivables from financing activities	19,488	1,408	20,233	19,795	1,721	20,719

Current taxes receivables	306	359	7	303	312	34

Other current assets	1,570	1,389	277	1,501	1,311	299

Current financial assets:	104	97	15	77	73	14

Current securities	-	-	-	-	-	-

Other financial assets	104	97	15	77	73	14

Cash and cash equivalents	4,388	3,120	1,268	6,200	4,901	1,299

Total Current assets	33,835	14,124	22,065	34,825	15,045	22,634

Assets held for sale	13	10	3	13	10	3

TOTAL ASSETS	49,809	30,825	24,370	50,798	31,660	24,997

EQUITY AND LIABILITIES

Equity	6,664	6,664	2,834	6,684	6,684	2,789

Provisions:	5,799	5,750	49	5,977	5,922	55

Employee benefits	2,461	2,433	28	2,587	2,554	33

Other provisions	3,338	3,317	21	3,390	3,368	22

Debt:	24,768	6,417	20,504	26,014	7,553	21,107

Asset-backed financing	11,467	10	11,467	12,028	6	12,025

Other debt	13,301	6,407	9,037	13,986	7,547	9,082

Other financial liabilities	108	95	21	98	88	20

Trade payables	6,299	6,194	163	6,060	5,936	193

Current taxes payables	76	54	82	86	55	73

Deferred tax liabilities	138	138	194	138	138	213

Other current liabilities	5,957	5,513	523	5,741	5,284	547

Liabilities held for sale	-	-	-	-	-	-

Total Liabilities	43,145	24,161	21,536	44,114	24,976	22,208

TOTAL EQUITY AND LIABILITIES	49,809	30,825	24,370	50,798	31,660	24,997

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Refer to paragraph “New standards and amendments effective from January 1, 2018” in the Notes to the Interim Condensed Consolidated Financial Statements at March 31, 2018 for the impact of the new standard to consolidated statement of financial position. The impact of the new standard to Industrial Activities statement of financial position was to increase Other Debt, Deferred tax assets, Other current assets and Other current liabilities by $47 million, $40 million, $36 million and $587 million, respectively, and to decrease Deferred tax liabilities, Other provisions and Equity by $3 million, $393 million and $162 million, respectively. There was no impact to the Financial Services statement of financial position for the new standard.

Interim Report on Operations     17

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flow Analysis

The following table presents the cash flows from operating, investing and financing activities by activity for the three months ended March 31, 2018 and 2017:

		Three months ended March 31,
		2018			2017(*)
($ million)		Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		6,200	4,901	1,299	5,854	4,649	1,205
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) for the period		184	184	103	20	20	87
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		307	305	2	291	290	1

(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		3	(109)	9	5	(100)	18

Dividends received		29	81	-	25	129	-

Change in provisions		(261)	(254)	(7)	(168)	(162)	(6)

Change in deferred income taxes		(29)	(12)	(17)	(17)	(7)	(10)
Change in items due to buy-back commitments	(a)	33	18	15	(17)	(38)	21

Change in operating lease items	(b)	51	(1)	52	23	(3)	26

Change in working capital		(821)	(821)	-	(482)	(445)	(37)

TOTAL		(504)	(609)	157	(320)	(316)	100
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(159)	(157)	(2)	(148)	(148)	-
Consolidated subsidiaries and other equity investments		-	-	-	(5)	(5)	-
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		6	6	-	2	2	-
Net change in receivables from financing activities		333	(10)	343	372	29	343

Change in current securities		-	-	-	-	-	-

Other changes		(31)	111	(142)	(112)	(507)	395

TOTAL		149	(50)	199	109	(629)	738
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities		(1,430)	(1,099)	(331)	(1,054)	(215)	(839)

Capital increase		-	-	-	-	-	-

Dividends paid		(1)	(1)	(52)	(1)	(1)	(104)

Purchase of treasury shares		(90)	(90)	-	-	-	-

Purchase of ownership interests in subsidiaries		-	-	-	-	-	-

TOTAL		(1,521)	(1,190)	(383)	(1,055)	(216)	(943)

Translation exchange differences		64	68	(4)	79	69	10
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,812)	(1,781)	(31)	(1,187)	(1,092)	(95)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD		4,388	3,120	1,268	4,667	3,557	1,110

Interim Report on Operations    18

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Refer to “Adoption of new accounting standards and Other financial presentation changes” reported in “Results of Operations” for the impact of the new standard to the statement of cash flows.

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

During the three months ended March 31, 2018, consolidated cash and cash equivalents decreased by $1.8 billion as a result of the seasonal cash used in working capital for $0.8 billion, the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 6.25% Notes of $1 billion and the repurchase of $90 million of common shares under our buy-back program. Cash and cash equivalents of Industrial Activities decreased by $1.8 billion, while Cash and cash equivalents of Financial Services decreased by $31 million.

Cash flows of Industrial Activities

Net cash used by operating activities was $609 million in the three months ended March 31, 2018 compared to $316 million used in the three months ended March 31, 2017. The increase in cash usage was primarily due to increased working capital absorption.

Net cash used in investing activities was $50 million in the three months ended March 31, 2018 compared to $629 million used in the three months ended March 31, 2017. The decrease in cash usage was primarily due to an increase in net cash receipts related to intersegment receivables and payables included in “Other changes”.

Net cash used in financing activities was $1,190 million in the three months ended March 31, 2018 compared to $216 million used in the three months ended March 31, 2017. The increased cash usage was primarily due to repayment of the remaining $1 billion in principal amount of the outstanding CNH Industrial Finance Europe S.A. 6.25% Notes.

Cash flows of Financial Services

Net cash provided by operating activities was $157 million in the three months ended March 31, 2018 compared to $100 million provided in the three months ended March 31, 2017.

Net cash provided by investing activities was $199 million in the three months ended March 31, 2018 compared to $738 million provided in the three months ended March 31, 2017, primarily reflecting an increase in net cash paid related to intersegment payables and receivables.

Net cash used in financing activities was $383 million in the three months ended March 31, 2018 compared to $943 million used in the three months ended March 31, 2017. The decrease in cash usage was primarily due to lower net repayments of debt.

Consolidated Debt

As of March 31, 2018 and December 31, 2017, our consolidated Debt was as detailed in the table below:

	At March 31, 2018			At December 31, 2017
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	24,768	6,417	20,504	26,014	7,553	21,107

We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

We provide a separate analysis of Net Debt for Industrial Activities and Financial Services, to reflect the different cash flow management practices in the two businesses. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.

Interim Report on Operations     19

The calculation of Net Debt as of March 31, 2018 and December 31, 2017 and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At March 31, 2018			At December 31, 2017
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	24,768	5,584	19,184	26,014	6,551	19,463
Intersegment notes payable	-	833	1,320	-	1,002	1,644
Total Debt(1)	24,768	6,417	20,504	26,014	7,553	21,107
Less:
Cash and cash equivalents	4,388	3,120	1,268	6,200	4,901	1,299
Intersegment financial receivables	-	1,320	833	-	1,644	1,002
Other financial assets(2)	104	97	15	77	73	14
Other financial liabilities(2)	(108)	(95)	(21)	(98)	(88)	(20)
Net Debt (Cash)(3)	20,384	1,975	18,409	19,835	1,023	18,812

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $833 million and $1,002 million at March 31, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,320 million and $1,644 million at March 31, 2018 and December 31, 2017, respectively.

(2)	Other financial assets and other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.

(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $487 million and $642 million as of March 31, 2018 and December 31, 2017, respectively.

The increase in Net Debt at March 31, 2018 compared to December 31, 2017 mainly reflects seasonal cash absorption related to operating activities, the repurchase of common shares at an aggregate cost of $90 million, and the negative foreign exchange translation impact on euro denominated debt.

The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,

($ million)	2018	2017
Net industrial (debt)/cash at beginning of period	(1,023)	(1,870)
Adjusted EBITDA of Industrial Activities	644	456
Cash interest and taxes	(162)	(180)
Changes in provisions and similar(1)	(270)	(147)
Change in working capital	(821)	(445)
Operating cash flow	(609)	(316)
Investments in property, plant and equipment, and intangible assets(2)	(157)	(148)
Other changes	4	14
Net industrial cash flow	(762)	(450)
Capital increases and dividends(3)	(91)	(1)
Currency translation differences and other	(99)	(32)
Change in Net industrial debt	(952)	(483)
Net industrial (debt)/cash at end of period	(1,975)	(2,353)

(1)	Also includes other cash flows items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.

(3)	Also includes share buy-back transactions.

Available committed unsecured facilities expiring after twelve months amounted to approximately $3.3 billion at March 31, 2018 ($3.2 billion at December 31, 2017). Total committed secured facilities expiring after twelve months amounted to approximately $4.3 billion at March 31, 2018 ($3.8 billion at December 31, 2017) of which $0.6 billion was available at March 31, 2018 ($1.2 billion at December 31, 2017).

Interim Report on Operations    20

2018 U.S. GAAP OUTLOOK(1)

CNH Industrial manages its operations, assesses its performance and makes decisions about resource allocation based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

As a result of the stronger than anticipated results in the first quarter of 2018 and positive developments in end-user demand, CNH Industrial is increasing its net sales and adjusted diluted EPS guidance for the full year 2018 to the upper-end of its range as follows:

∎	Net sales of Industrial Activities of approximately $28 billion;
∎	Adjusted diluted EPS(2) of $0.65 to $0.67;
∎	Net industrial debt at the end of 2018 unchanged at between $0.8 billion and $1.0 billion.

(1)

2018 guidance reflects current EUR/USD exchange rate of 1.23. Furthermore, 2018 guidance does not include any impacts deriving from the pre-tax gain that the Company will book as a result of the Benefits modification anticipated by CNH Industrial on April 16, 2018 with reference to a healthcare plan in the U.S., as the pre-tax gain will be considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2018 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018.

(2)

Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Interim Report on Operations    21

INTERIM CONDENSED
CONSOLIDATED FINANCIAL
STATEMENTS
At March 31, 2018

Interim Condensed Consolidated Financial Statements      at March 31, 2018         22

CONDENSED CONSOLIDATED INCOME

STATEMENT(*)

(Unaudited)

		Three Months Ended March 31,

($ million)	Note	2018	2017(**)
Net revenues	(1)	6,752	5,764
Cost of sales	(2)	5,537	4,793
Selling, general and administrative costs	(3)	570	516
Research and development costs	(4)	262	240
Result from investments	(5)	21	19
Share of the profit/(loss) of investees accounted for using the equity method		21	19
Other income/(expenses) from investments		-	-
Gains/(losses) on the disposal of investments	(6)	-	-
Restructuring costs	(7)	3	13
Other income/(expenses)	(8)	(39)	(15)
Financial income/(expenses)	(9)	(120)	(141)
PROFIT/(LOSS) BEFORE TAXES		242	65
Income tax (expense)	(10)	(58)	(45)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		184	20
PROFIT/(LOSS) FOR THE PERIOD		184	20

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		178	17
Non-controlling interests		6	3

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(11)	0.13	0.01
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(11)	0.13	0.01

(*)

Concurrently with the changes following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA. As a consequence, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement.

(**)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         23

CONDENSED CONSOLIDATED STATEMENT OF

COMPREHENSIVE INCOME

(Unaudited)

		Three Months Ended March 31,

($ million)	Note	2018	2017(*)
PROFIT/(LOSS) FOR THE PERIOD (A)		184	20

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(21)	-	-
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(21)	(1)	-
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		(1)	-
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(21)	14	(18)
Exchange gains/(losses) on translating foreign operations	(21)	(125)	64
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	17	9
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(21)	(3)	3
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(97)	58
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(98)	58

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		86	78

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		79	75
Non-controlling interests		7	3

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         24

CONDENSED CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

(Unaudited)

($ million)	Note	At March 31, 2018	At December 31, 2017(*)	At January 1, 2017(*)

ASSETS

Intangible assets	(12)	5,655	5,644	5,504

Property, plant and equipment	(13)	6,852	6,830	6,278

Investments and other financial assets:	(14)	624	631	554

Investments accounted for using the equity method		589	590	505

Other investments and financial assets		35	41	49

Leased assets	(15)	1,781	1,845	1,907

Defined benefit plan assets		27	28	5

Deferred tax assets		1,022	982	997

Total Non-current assets		15,961	15,960	15,245

Inventories	(16)	7,440	6,453	5,729

Trade receivables	(17)	539	496	623

Receivables from financing activities	(17)	19,488	19,795	18,614

Current tax receivables	(17)	306	303	430

Other current assets	(17)	1,570	1,501	1,234

Current financial assets:		104	77	95

Current securities		-	-	-

Other financial assets	(18)	104	77	95

Cash and cash equivalents	(19)	4,388	6,200	5,854

Total Current assets		33,835	34,825	32,579

Assets held for sale	(20)	13	13	22

TOTAL ASSETS		49,809	50,798	47,846

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         25

CONDENSED CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

(Unaudited)

(CONTINUED)

($ million)	Note	At March 31, 2018	At December 31, 2017(*)	At January 1, 2017(*)

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent		6,646	6,671	6,497

Non-controlling interests		18	13	10

Total Equity	(21)	6,664	6,684	6,507

Provisions:		5,799	5,977	5,351

Employee benefits	(22)	2,461	2,587	2,532

Other provisions	(22)	3,338	3,390	2,819

Debt:	(23)	24,768	26,014	25,434

Asset-backed financing	(23)	11,467	12,028	11,784

Other debt	(23)	13,301	13,986	13,650

Other financial liabilities	(18)	108	98	249

Trade payables	(24)	6,299	6,060	5,185

Current tax payables		76	86	229

Deferred tax liabilities		138	138	186

Other current liabilities	(25)	5,957	5,741	4,705

Liabilities held for sale		-	-	-

Total Liabilities		43,145	44,114	41,339

TOTAL EQUITY AND LIABILITIES		49,809	50,798	47,846

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).

Interim Condensed Consolidated Financial Statements      at March 31, 2018         26

CONDENSED CONSOLIDATED STATEMENT OF CASH

FLOWS

(Unaudited)

		Three Months Ended March 31,

($ million)	Note	2018	2017(*)

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(19)	6,200	5,854

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) for the period		184	20

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		307	291

(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		-	-

Other non-cash items		3	5

Dividends received		29	25

Change in provisions		(261)	(168)

Change in deferred income taxes		(29)	(17)

Change in items due to buy-back commitments	(a)	33	(17)

Change in operating lease items	(b)	51	23

Change in working capital		(821)	(482)

TOTAL		(504)	(320)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(159)	(148)

Consolidated subsidiaries and other equity investments		-	(5)

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		6	2

Net change in receivables from financing activities		333	372

Change in current securities		-	-

Other changes		(31)	(112)

TOTAL		149	109

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		-	80

Repayment of bonds		(1,048)	(500)

Issuance of other medium-term borrowings (net of repayment)		289	8

Net change in other financial payables and other financial assets/liabilities		(671)	(642)

Capital increase		-	-

Dividends paid		(1)	(1)

Purchase of treasury shares		(90)	-

Purchase of ownership interests in subsidiaries		-	-

TOTAL		(1,521)	(1,055)

Translation exchange differences		64	79

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,812)	(1,187)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(19)	4,388	4,667

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15). Reference should be made to paragraph “New standards and amendments effective from January 1, 2018” for further details.

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         27

CONDENSED CONSOLIDATED STATEMENT OF

CHANGES IN EQUITY

(Unaudited)

	Attributable to the owners of the parent

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total

AT DECEMBER 31, 2016 (AS PREVIOUSLY REPORTED)	25	(9)	3,237	4,912	(66)	(806)	(511)	(159)	11	6,634

Impact of IFRS 15 adoption	-	-	-	(131)	-	5	-	-	(1)	(127)

AT JANUARY 1, 2017	25	(9)	3,237	4,781	(66)	(801)	(511)	(159)	10	6,507

Changes in equity for the three months ended March 31, 2017

Capital increase	-	-	-	-	-	-	-	-	-	-

Dividends distributed	-	-	-	-	-	-	-	-	(1)	(1)

Acquisition of treasury stock	-	-	-	-	-	-	-	-	-	-
Common shares issued from treasury stock and capital increase for share-based compensation	-	9	(6)	-	-	-	-	-	-	3
Share-based compensation expense	-	-	6	-	-	-	-	-	-	6
Total comprehensive income/(loss) for the period	-	-	-	17	(15)	64	-	9	3	78

Other changes	-	-	-	5	-	-	-	-	(2)	3

AT MARCH 31, 2017	25	-	3,237	4,803	(81)	(737)	(511)	(150)	10	6,596

	Attributable to the owners of the parent

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2017 (AS PREVIOUSLY REPORTED)	25	(10)	3,253	5,211	7	(1,004)	(525)	(126)	15	6,846

Impact of IFRS 15 adoption	-	-	-	(152)	-	(8)	-	-	(2)	(162)

Impact of IFRS 9 adoption	-	-	-	(12)	-	-	-	-	-	(12)

AT JANUARY 1, 2018	25	(10)	3,253	5,047	7	(1,012)	(525)	(126)	13	6,672

Changes in equity for the three months ended March 31, 2018

Capital increase	-	-	-	-	-	-	-	-	-	-

Dividends distributed	-	-	-	-	-	-	-	-	(1)	(1)

Acquisition of treasury stock	-	(90)	-	-	-	-	-	-	-	(90)
Common shares issued from treasury stock and capital increase for share-based compensation	-	10	(8)	-	-	-	-	-	-	2
Share-based compensation expense	-	-	4	-	-	-	-	-	-	4
Total comprehensive income/(loss) for the period	-	-	-	178	11	(126)	(1)	17	7	86

Other changes	-	-	(8)	-	-	-	-	-	(1)	(9)

AT MARCH 31, 2018	25	(90)	3,241	5,225	18	(1,138)	(526)	(109)	18	6,664

Interim Condensed Consolidated Financial Statements      at March 31, 2018         28

NOTES

(Unaudited)

CORPORATE INFORMATION

CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”).

CNH Industrial N.V. is incorporated in, and under the laws of, the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is involved in the manufacturing and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These interim condensed consolidated financial statements at March 31, 2018 together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) of CNH Industrial were authorized for issuance on May 8, 2018 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRS-IC”). In particular, this Interim Report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2017, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2017” or the “2017 EU Annual Report”), except for those discussed in the following paragraph “New standards and amendments effective from January 1, 2018”.

This Interim Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2017. The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2017 for a detailed description of the more significant valuation procedures used by CNH Industrial, as well as those discussed in the following paragraph “New standards and amendments effective from January 1, 2018”.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Certain financial information in these Interim Condensed Consolidated Financial Statements has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

∎	NAFTA – United States, Canada and Mexico;

∎	EMEA – member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

∎	LATAM – Central and South America, and the Caribbean Islands; and

∎	APAC – Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Interim Condensed Consolidated Financial Statements      at March 31, 2018         29

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. This Interim Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management, Risks and Control System” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2017, as well as those discussed in the Note 17 “Current receivables and Other current assets” in this Interim Report.

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

Format of the financial statements

CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.

Concurrently with the changes following the adoption of the new accounting standards, as described in the following paragraph “New standards and amendments effective from January 1, 2018”, CNH Industrial reviewed the metrics on which the operating segments will be assessed, to reflect practices seen across the different markets in which CNH Industrial competes. Starting in 2018, the Chief Operating Decision Maker (“CODM”) began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA calculated using accounting standards generally accepted in the United States (“U.S. GAAP”) (refer to Note 27 “Segment reporting” for additional information). As a consequence, starting from this Interim Report, CNH Industrial no longer reports trading profit and operating profit on the face of the income statement prepared in accordance with EU-IFRS.

In addition, starting from this Interim Report, CNH Industrial is no longer presenting the separate line item Other unusual income/(expenses) within the condensed consolidated income statement. All amounts previously reported within this item have been reclassified into the line item Other income/(expenses) within the condensed consolidated income statement. This reclassification had no effect on the Group’s consolidated results of operations, financial position or cash flows.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

New standards and amendments effective from January 1, 2018

The following new standards and amendments that are applicable from January 1, 2018 were adopted by the Group for the purpose of the preparation of these Interim Condensed Consolidated Financial Statements.

∎	IFRS 15 - Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective for annual periods beginning on or after January 1, 2018 (the effective date of the standard has been deferred by the IASB from January 1, 2016, to January 1, 2018, through a specific amendment issued in September 2015). Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period shown, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         30

CNH Industrial has adopted the new standard and all the related amendments effective January 1, 2018, using the full retrospective approach, recasting the balances of the statement of financial position at January 1, 2017 (date of first time retrospective adoption of the new standard) and December 31, 2017, and the income statement balances for 2017, as if IFRS 15 had always been applied.

The impact of adopting the IFRS 15 on net equity at January 1, 2017 is a reduction of $127 million and primarily relates to certain services (mainly maintenance and repair contracts, as well as extended warranty contracts) and certain other incentives provided by CNH Industrial to customers which require a different timing of recognition of revenues and margin. Furthermore, the adoption of the new standard also resulted in changes in classification between net revenues and cost of sales, whose overall impact on total net revenues is not significant, as well as certain further changes in classification for certain assets and liabilities, whose overall impact on total assets and total liabilities is not significant. Further details on the overall impact for the adoption of the new standard are reported in the section “Summary of effects of IFRS 15 and IFRS 9 adoption”.

In accordance with the transitional rules included in IFRS 15, the Group has applied the standard’s practical expedient where, for all reporting periods presented before the date of initial application, an entity need not to disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue. No other practical expedients were applied.

For completeness of information, we remind that the segment information included in Note 27 “Segment reporting” is prepared using U.S. GAAP according to the information and metrics used by the CODM in assessing the performance make decisions about resource allocation to the operating segments. Under U.S. GAAP, CNH Industrial has adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) effective January 1, 2018, using the full retrospective approach. As a consequence, starting 2018, the segment information included in Note 27 is affected by the adoption of ASC 606. IFRS 15 and ASC 606 largely converged, however, due to the different structure of the income statement and metrics used by CNH Industrial under EU-IFRS and U.S. GAAP, the adoption of IFRS 15 and ASC 606 have a different impact on its financial statements under the two sets of standards.

The following paragraph presents CNH Industrial’s revenue recognition policy after the adoption of the new accounting standard IFRS 15.

Revenue recognition policy

Revenue is recognized when control of the vehicles, equipment, services or parts has been transferred and the Group’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services.

The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment.

Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.

The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Group sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Group sells the goods or services separately. For all other goods or services, the Group estimates the standalone selling price considering all information, reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).

Interim Condensed Consolidated Financial Statements      at March 31, 2018         31

Sales of goods

The Group has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors and retail customers.

Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Group recognizes revenue at a point in time, when control is transferred to the customer at a sale price that the Group expects to receive.

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment and parts. The Group records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.

The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle or equipment contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle or equipment as the intent of the incentives is to encourage sales of vehicles or equipment. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. CNH Industrial grants certain sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, CNH Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

With reference to the sales to dealers accompanied by “floor plan” agreements, under which the Group offers wholesale financing including “interest-free” financing for specified period of time (which also vary by geographic market and product line) two separate performance obligations exist. The first performance obligation consists of the sale of the equipment/vehicle from Industrial Activities to the dealer. Concurrent with the sale of the equipment/vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good sold, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities.The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing, and by the interest charged to dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.

For parts sales, when the Group provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration. Furthermore, at the time of the initial sale, CNH Industrial recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         32

Rendering of services

Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services, and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which CNH Industrial receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.

Shipping and other transportation activities performed as an agent are recognized on a net basis, which is, netting the related freight cost against the freight revenue.

Rents and other income on assets sold with a buy-back commitment

Commercial Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, CNH Industrial assesses whether a significant economic incentive exists for the customer to exercise the option.

If CNH Industrial determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other current liabilities”, and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price, and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon the exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.

If CNH Industrial determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-back provision accrual is estimated and recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.

Finance and interest income

Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, CNH Industrial calculates interest income by applying the effective interest rate to the net amortized cost of the financial asset. If the financial asset cures and is no longer credit-impaired, CNH Industrial reverts to calculating interest income on a gross basis. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.

Rents and other income on operating leases

Income from operating leases is recognized over the term of the lease on a straight-line basis.

∎	IFRS 9 - Financial Instruments

On July 24, 2014, the IASB issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. IFRS 9 amends IFRS 7 – Financial Instruments: Disclosures. As permitted by the transitional provisions of the standard, the Group has adopted IFRS 9 effective January 1, 2018 retrospectively, except for hedge accounting which was applied prospectively, without restating prior periods.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         33

Classification and measurement of financial instruments

As results of the adoption of IFRS 9, the Group has classified and measured its financial assets as at amortized cost (“AC”), fair value through other comprehensive income (“FVTOCI”) or fair value through profit and loss (“FVTPL”), depending on its business model for managing such financial assets and the asset’s contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity (“HTM”), loans and receivables (“L&R”) and available for sale (“AFS”).

The classification used previously under IAS 39 has been discontinued from January 1, 2018. In accordance with the transactional provisions of IFRS 9, the Group has not restated prior periods but has classified the financial assets held at January 1, 2018 retrospectively, according to the business model and based on facts and circumstances under which the assets were held at that date.

The classification and measurement of financial liabilities remained unchanged for the Group.

There were no changes in the carrying amounts on the basis of allocation from original measurement categories under IAS 39 to new measurement categories under IFRS 9.

The following summarizes the classification and measurement changes for the Group’s financial assets and financial liabilities on initial application of IFRS 9 (January 1, 2018):

		Previous classification and carrying amount (IAS 39)							New classification and carrying amount (IFRS 9)
($ million)	Note	L&R	HTM	AFS	Hedging Derivatives	FVTPL	AC	Remeasurement upon application of IFRS 9 (January 1, 2018)(*)	AC	Hedging Derivatives	FVTPL	FVTOCI
Investment and other financial assets - Other securities	(14)	-	-	1	-	-	-	-	-		1	-
Investment and other financial assets - Non-current financial receivables	(14)	34	-	-	-	-	-	-	34		-	-
Trade receivables	(17)	496	-	-	-	-	-	(3)	493		-	-
Receivables from financing activities (a)	(17)	19,458	-	-	-	-	-	-	19,458		-	-
Other current assets (b)	(17)	1,330	-	-	-	-	-	-	1,330		-	-
Current financial assets – Derivatives designated as hedging instruments	(18)	-	-	-	60	-	-	-	-	60	-	-
Current financial assets – Derivatives not designated as hedging instruments	(18)	-	-	-	-	17	-	-	-	-	17	-
Cash and cash equivalents – Cash at banks and Restricted cash	(19)	5,556	-	-	-	-	-	-	5,556	-	-	-
Cash and cash equivalents – Money market securities	(19)	-	644	-	-	-	-	-	644	-	-	-
Total financial assets		26,874	644	1	60	17	-	(3)	27,515	60	18	-

Debt – Asset-backed financing	(23)	-	-	-	-	-	12,028	-	12,028	-	-	-
Debt – Other debt (c)	(23)	-	-	-	-	-	13,983	-	13,983	-	-	-
Other financial liabilities – Derivatives designated as hedging instruments	(18)	-	-		71	-	-	-	-	71	-	-
Other financial liabilities – Derivatives not designated as hedging instruments	(18)	-	-		-	27	-	-	-	-	27	-
Trade payables	(24)	-	-	-	-	-	6,060	-	6,060		-	-
Other current liabilities (d)	(25)	-	-	-	-	-	3,817	-	3,817		-	-
Total financial liabilities		-	-	-	71	27	35,888	-	35,888	71	27	-

(a)	It excludes receivables for finance leases.

(b)	It refers to financial assets included in Other current receivables.

(c)	It excludes payables for finance leases.

(d)	It refers to financial liabilities included in Other current liabilities.

(*)	Remeasurement upon application of IFRS 9 at January 1, 2018 as a result of the change in the impairment model.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         34

Hedge accounting

IFRS 9 aims to simplify hedge accounting and to reflect the effect of an entity’s risk management activities in the financial statements, allowing more hedging instruments and hedged items to qualify for hedge accounting. The new hedge accounting rules align the accounting for hedge instruments more closely with the Group’s risk management practices. The standard also introduces expanded disclosure requirements and changes in presentation. CNH Industrial undertook an assessment of its IAS 39 hedge relationships existing at December 31, 2017 against the requirements of IFRS 9 and concluded that these hedge relationships qualify as continuing hedges upon the adoption of IFRS 9. There was no impact from the adoption of hedge accounting requirements in IFRS 9 at January 1, 2018. Refer to Note 18 “Other financial assets and Other financial liabilities” for additional details on CNH Industrial derivative financial instruments policy.

Impairment of financial assets

On January 1, 2018, CNH Industrial changed the impairment model for its financial assets moving from the incurred loss model under IAS 39 to the expected credit loss model under IFRS 9. Until December 31, 2017, CNH Industrial estimated the incurred losses arising from the failure or inability of customers to make payments when due. These estimates were assessed on an individual basis, taking into account the aging of customers’ balances, specific credit circumstances and CNH Industrial’s historical experience, and on a collective basis, using loss forecast models that considered a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency.

In accordance with IFRS 9, the simplified approach, which requires expected lifetime losses, was applied to trade receivables. For receivables from financing activities CNH Industrial applied the general approach recording the credit losses either on a 12-month or lifetime basis.

In accordance with the transitional provisions of IFRS 9, CNH Industrial decided not to restate prior periods. Instead, the allowance for doubtful accounts for trade receivables and receivables from financing activities at January 1, 2018, were reassessed in accordance with the new impairment model.

The following table compares the closing balances of trade receivables and receivables from financing activities and the related allowances at December 31, 2017 with the respective opening balances at January 1, 2018, adjusted on initial application of IFRS 9:

($ million)	December 31, 2017 as recast in accordance with IAS 39	Impact of IFRS 9 adoption	January 1, 2018 as recast in accordance with IFRS 9

Trade Receivables	605	-	605
Allowance for doubtful accounts	(109)	(3)	(112)
Total	496	(3)	493

Receivables from financing activities	20,378	-	20,378
Allowance for doubtful accounts	(583)	-	(583)
Total	19,795	-	19,795

Furthermore, the adoption of the new impairment model in the Group also affected the results of one of its associates accounted for under the equity method (CNH Industrial Capital Europe S.a.S.).

The total impact from the adoption of the new impairment model amounted to $12 million, net of tax effect, and was recognized in Earnings reserves at January 1, 2018.

The following paragraph presents CNH Industrial’s impairment of financial assets policy after the adoption of the new accounting standard IFRS 9.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         35

Impairment of financial assets policy

Impairment allowances for trade receivables and contract assets represent CNH Industrial’s estimates of expected credit losses, which are the present value of the cash shortfalls over the expected life of the financial asset. CNH Industrial measures the loss allowance for its trade receivables at an amount equal to the lifetime expected credit losses.

The allowance for doubtful accounts for receivables from financing activities reflects management’s estimate of forward looking expected losses (“ECL”) in the wholesale and retail credit portfolio. This requires considerable judgement about how changes in economic factors affect ECLs, which is determined on a probability-weighted basis. The ECL model applies to financial assets accounted for at amortized cost and FVTOCI, lease receivables, and certain loan commitments and financial guarantee contracts. The loss allowances will be measured on either of the following bases:

☐	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
☐	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Refer to Note 17 “Current receivables and Other current assets” for additional details on the calculation of allowance for credit losses.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         36

Summary of the impacts of the adoption of new accounting standards and income statement presentation changes

In detail, the following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of financial position at January 1, 2017:

	At January 1, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast
ASSETS
Intangible assets	5,504	-	5,504
Property, plant and equipment	6,278	-	6,278
Investments and other financial assets:	554	-	554
Investments accounted for using the equity method	505	-	505
Other investments and financial assets	49	-	49
Leased assets	1,907	-	1,907
Defined benefit plan assets	5	-	5
Deferred tax assets	959	38	997
Total Non-current assets	15,207	38	15,245
Inventories	5,732	(3)	5,729
Trade receivables	623	-	623
Receivables from financing activities	18,662	(48)	18,614
Current tax receivables	430	-	430
Other current assets	1,209	25	1,234
Current financial assets:	95	-	95
Current securities	-	-	-
Other financial assets	95	-	95
Cash and cash equivalents	5,854	-	5,854
Total Current assets	32,605	(26)	32,579
Assets held for sale	22	-	22
TOTAL ASSETS	47,834	12	47,846
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,623	(126)	6,497
Non-controlling interests	11	(1)	10
Total Equity	6,634	(127)	6,507
Provisions:	5,687	(336)	5,351
Employee benefits	2,532	-	2,532
Other provisions	3,155	(336)	2,819
Debt:	25,434	-	25,434
Asset-backed financing	11,784	-	11,784
Other debt	13,650	-	13,650
Other financial liabilities	249	-	249
Trade payables	5,185	-	5,185
Current tax payables	229	-	229
Deferred tax liabilities	188	(2)	186
Other current liabilities	4,228	477	4,705
Liabilities held for sale	-	-	-
Total Liabilities	41,200	139	41,339
TOTAL EQUITY AND LIABILITIES	47,834	12	47,846

Interim Condensed Consolidated Financial Statements      at March 31, 2018         37

The following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of financial position at December 31, 2017 and the cumulative unaudited impact of adoption of IFRS 9 at January 1, 2018:

($ million)	At December 31, 2017 as previously reported	Impact of IFRS 15 adoption	At December 31, 2017 as recast	Impact of IFRS 9 adoption	At January 1, 2018 as recast
ASSETS
Intangible assets	5,644	-	5,644	-	5,644
Property, plant and equipment	6,830	-	6,830	-	6,830
Investments and other financial assets:	631	-	631	(9)	622
Investments accounted for using the equity method	590	-	590	(9)	581
Other investments and financial assets	41	-	41	-	41
Leased assets	1,845	-	1,845	-	1,845
Defined benefit plan assets	28	-	28	-	28
Deferred tax assets	942	40	982	-	982
Total Non-current assets	15,920	40	15,960	(9)	15,951
Inventories	6,453	-	6,453	-	6,453
Trade receivables	496	-	496	(3)	493
Receivables from financing activities	19,842	(47)	19,795	-	19,795
Current tax receivables	303	-	303	-	303
Other current assets	1,465	36	1,501	-	1,501
Current financial assets:	77	-	77	-	77
Current securities	-	-	-	-	-
Other financial assets	77	-	77	-	77
Cash and cash equivalents	6,200	-	6,200	-	6,200
Total Current assets	34,836	(11)	34,825	(3)	34,822
Assets held for sale	13	-	13	-	13
TOTAL ASSETS	50,769	29	50,798	(12)	50,786
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,831	(160)	6,671	(12)	6,659
Non-controlling interests	15	(2)	13	-	13
Total Equity	6,846	(162)	6,684	(12)	6,672
Provisions:	6,370	(393)	5,977	-	5,977
Employee benefits	2,587	-	2,587	-	2,587
Other provisions	3,783	(393)	3,390	-	3,390
Debt:	26,014	-	26,014	-	26,014
Asset-backed financing	12,028	-	12,028	-	12,028
Other debt	13,986	-	13,986	-	13,986
Other financial liabilities	98	-	98	-	98
Trade payables	6,060	-	6,060	-	6,060
Current tax payables	86	-	86	-	86
Deferred tax liabilities	141	(3)	138	-	138
Other current liabilities	5,154	587	5,741	-	5,741
Liabilities held for sale	-	-	-	-	-
Total Liabilities	43,923	191	44,114	-	44,114
TOTAL EQUITY AND LIABILITIES	50,769	29	50,798	(12)	50,786

Interim Condensed Consolidated Financial Statements      at March 31, 2018         38

The following table summarizes the unaudited impact of adoption of IFRS 15 and the impact of the changes to the income statement presentation on the condensed consolidated income statement and on the basic and diluted earnings/(loss) per share for the three months ended March 31, 2017:

	Three Months Ended March 31, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	Income statement presentation changes	As recast

Net revenues	5,829	(65)	-	5,764	Net revenues

Cost of sales	4,858	(65)	-	4,793	Cost of sales

Selling, general and administrative costs	516	-	-	516	Selling, general and administrative costs

Research and development costs	240	-	-	240	Research and development costs

			19	19	Result from investments:

			19	19	Share of the profit/(loss) of investees accounted for using the equity method

			-	-	Other income/(expenses) from investments

Other income/(expenses)	(23)	-	23

TRADING PROFIT/(LOSS)	192	-	(192)

Gains/(losses) on the disposal of investments	-	-	-	-	Gains/(losses) on the disposal of investments

Restructuring costs	13	-	-	13	Restructuring costs

Other unusual income/(expenses)	8	-	(8)

OPERATING PROFIT/(LOSS)	187	-	(187)

Financial income/(expenses)	(141)	-	141

Result from investments:	19	-	(19)

Share of the profit/(loss) of investees accounted for using the equity method	19	-	(19)

Other income/(expenses) from investments	-	-	-

			(15)	(15)	Other income/(expenses)

			(141)	(141)	Financial income/(expenses)

PROFIT/(LOSS) BEFORE TAXES	65	-	-	65	PROFIT/(LOSS) BEFORE TAXES

Income tax (expense)	(42)	(3)	-	(45)	Income tax (expense)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	23	(3)	-	20	PROFIT/(LOSS) FROM CONTINUING OPERATIONS

PROFIT/(LOSS) FOR THE PERIOD	23	(3)	-	20	PROFIT/(LOSS) FOR THE PERIOD

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:					PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent	20	(3)	-	17	Owners of the parent

Non-controlling interests	3	-	-	3	Non-controlling interests

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.01			0.01	BASIC EARNINGS/(LOSS) PER COMMON SHARE

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.01			0.01	DILUTED EARNINGS/(LOSS) PER COMMON SHARE

Interim Condensed Consolidated Financial Statements      at March 31, 2018         39

The following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of comprehensive income for the three months ended March 31, 2017:

	Three months ended March 31, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast

PROFIT/(LOSS) FOR THE PERIOD	23	(3)	20

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	-	-	-

Tax effect of Other comprehensive (loss)/(income) that will not be reclassified subsequently to profit or loss	-	-	-

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax	-	-	-
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	(18)	-	(18)

Exchange gains/(losses) on translating foreign operations	65	(1)	64
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	9	-	9

Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	3	-	3

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax	59	(1)	58

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX	59	(1)	58

TOTAL COMPREHENSIVE INCOME/(LOSS)	82	(4)	78

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:

Owners of the parent	79	(4)	75

Non-controlling interests	3	-	3

The following table summarizes the unaudited impact of adoption of IFRS 15 on the condensed consolidated statement of cash flows for the three months ended March 31, 2017:

	Three months ended March 31, 2017
($ million)	As previously reported	Impact of IFRS 15 adoption	As recast

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,854	-	5,854

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	(322)	2	(320)

CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES	111	(2)	109

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(1,055)	-	(1,055)

Translation exchange differences	79	-	79

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,187)	-	(1,187)

CASH AND CASH EQUIVALENTS AT END OF YEAR	4,667	-	4,667

Interim Condensed Consolidated Financial Statements      at March 31, 2018         40

Other accounting standards, amendments and interpretations effective from January 1, 2018

∎

On June 20, 2016, the IASB issued narrow-scope amendments to IFRS 2 – Share-based Payment. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The application of these amendments did not have any effect on this Interim Report.

∎

On December 8, 2016, the IASB ratified the IFRIC interpretation 22 – Foreign Currency Transactions and Advance Consideration that addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The application of this interpretation did not have any effect on this Interim Report.

See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2017, for a detailed description of new standards not yet effective as of March 31, 2018.

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the three months ended March 31, 2018.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         41

COMPOSITION AND PRINCIPAL CHANGES

2017 figures included in the following Notes have been recast following the retrospective adoption, on January 1, 2018, of the new accounting standard for revenue recognition (IFRS 15) and the changes in the income statement presentation.

1.	Net revenues

The following table summarizes Net revenues for the three months ended March 31, 2018 and March 31, 2017:

	Three Months Ended March 31, 2018
($ million)	EMEA	NAFTA	LATAM	APAC	Total
Agricultural Equipment	998	771	356	454	2,579
Construction Equipment	152	322	76	132	682
Commercial Vehicles	2,131	4	162	198	2,495
Powertrain	869	36	64	217	1,186
Eliminations and Other	(549)	(24)	(52)	(17)	(642)
Total Industrial Activities	3,601	1,109	606	984	6,300
Financial Services	86	321	69	26	502
Eliminations and Other	(38)	(6)	(1)	(5)	(50)
Total Net revenues	3,649	1,424	674	1,005	6,752

	Three Months Ended March 31, 2017
($ million)	EMEA	NAFTA	LATAM	APAC	Total
Agricultural Equipment	796	720	366	358	2,240
Construction Equipment	97	267	54	84	502
Commercial Vehicles	1,797	6	162	160	2,125
Powertrain	756	30	58	157	1,001
Eliminations and Other	(493)	(22)	(48)	(15)	(578)
Total Industrial Activities	2,953	1,001	592	744	5,290
Financial Services	75	349	66	22	512
Eliminations and Other	(30)	-	(3)	(5)	(38)
Total Net revenues	2,998	1,350	655	761	5,764

The following table disaggregates Net revenues by major source for the three months ended March 31, 2018 and March 31, 2017:

($ million)	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Revenues from:
Sales of goods	6,065	5,086
Rendering of services	109	105
Rents and other income on assets sold with a buy-back commitment	126	99
Revenues from sales of goods and services	6,300	5,290
Finance and interest income	273	271
Rents and other income on operating lease	179	203
Total Net Revenues	6,752	5,764

Interim Condensed Consolidated Financial Statements      at March 31, 2018         42

Contract liabilities recorded in Other current liabilities were $1,500 million and $1,498 million at March 31, 2018 and December 31, 2107, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the three months ended March 31, 2018 and 2017, revenues included $154 million and $146 million, respectively, relating to contract liabilities outstanding at the beginning of each period. As of March 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2 billion. CNH Industrial expects to recognize revenue on approximately 40% and 85% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.

2.	Cost of sales

The following summarizes the main components of Cost of sales:

	Three Months Ended March 31,
($ million)	2018	2017
Interest cost and other financial charges from Financial Services	111	122
Other costs of sales	5,426	4,671
Total Cost of sales	5,537	4,793

3.	Selling, general and administrative costs

Selling, general and administrative costs amounted to $570 million during the first quarter of 2018, compared to $516 million in the three months ended March 31, 2017.

4.	Research and development costs

In the three months ended March 31, 2018, research and development costs of $262 million ($240 million in the comparable period of 2017) comprise all the research and development costs not recognized as assets in the period amounting to $140 million ($124 million in the three months ended March 31, 2017) and the amortization of capitalized development costs of $122 million ($116 million in the comparable period of 2017). During the period, the Group incurred new expenditure for capitalized development costs of $96 million ($74 million in the three months ended March 31, 2017).

5.	Result from investments

This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses and accruals to the investment provision and dividend income. In the three months ended March 31, 2018, the CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method is a gain of $21 million (a gain of $19 million in the comparable period of 2017).

6.	Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to zero in the three months ended March 31, 2018 and 2017.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         43

7.	Restructuring costs

CNH Industrial incurred restructuring costs of $3 million and $13 million in the three months ended March 31, 2018 and 2017, respectively. The costs during the three months ended March 31, 2018 primarily related to actions in Commercial Vehicles as part of the Efficiency Program launched in 2014. The costs in the three months ended March 31, 2017 were mainly the result of efficiency program actions in Agricultural Equipment, Commercial Vehicles and Construction Equipment.

8.	Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services. Other expenses were $39 million and $15 million in the first quarter of 2018 and 2017, respectively.

9.	Financial income/(expenses)

In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three months ended March 31, 2018 and 2017 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $215 million in the three months ended March 31, 2018 ($187 million in the comparable period of 2017) and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $111 million in the three months ended March 31, 2018 ($122 million in the comparable period of 2017).

A reconciliation to the condensed consolidated income statement is provided under the following table.

	Three Months Ended March 31,
($ million)	2018	2017
Financial income:
Interest earned and other financial income	21	21
Interest income from customers and other financial income of Financial Services	215	187
Total financial income	236	208
of which:
Financial income, excluding Financial Services (a)	21	21

Interest and other financial expenses:
Interest cost and other financial expenses	191	216
Write-downs of financial assets	20	24
Interest costs on employee benefits	12	12
Total interest and other financial expenses	223	252
Net (income)/expenses from derivative financial instruments and exchange differences	29	32
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	252	284
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	141	162

Net financial income/(expenses) excluding Financial Services (a) - (b)	(120)	(141)

Interim Condensed Consolidated Financial Statements      at March 31, 2018         44

10. Income taxes

Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three Months Ended March 31,

($ million)	2018	2017

Current taxes	(87)	(75)

Deferred taxes	18	31

Taxes relating to prior periods	11	(1)

Total Income tax (expense)	(58)	(45)

The effective tax rate for the three months ended March 31, 2018 and 2017 was 24.0% and 69.2%, respectively. The effective tax rate for the three months ended March 31, 2018 improved as a result of a favorable geographic mix of earnings, including improved results in jurisdictions where CNH Industrial cannot benefit from pre-tax losses, and a lower U.S. tax rate. In December 2017, the U.S. government enacted new tax legislation (U.S. tax reform). U.S. tax reform changed many aspects of U.S. corporate income taxation, including reducing the corporate tax rate from 35% to 21%, implementing a quasi-territorial tax system and imposing a tax on deemed repatriated earnings of certain foreign subsidiaries. CNH Industrial reasonably estimated the effects of U.S. tax reform in the three months ended December 31, 2017. Those provisional estimates were not changed during the three months ended March 31, 2018. During 2018, however, CNH Industrial will continue assessing its previously recorded impacts of U.S. tax reform.

11. Earnings per share

Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.

Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 21 “Equity”.

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		Three Months Ended March 31,

		2018	2017

Basic:

Profit/(loss) attributable to the owners of the parent	$ million	178	17

Weighted average common shares outstanding – basic	million	1,363	1,363

Basic earnings per common share	$	0.13	0.01

Diluted:

Profit/(loss) attributable to the owners of the parent	$ million	178	17

Weighted average common shares outstanding– basic	million	1,363	1,363

Effect of dilutive securities (when dilutive):

Stock compensation plans (a)	million	5	3

Weighted average common shares outstanding– diluted	million	1,368	1,366

Diluted earnings per common share	$	0.13	0.01
(a)	For the three months ended March 31, 2017, 0.1 million stock options and 0.4 million restricted stock units were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         45

12. Intangible assets

Changes in the carrying amount of Intangible assets for the three months ended March 31, 2018 were as follows:

($ million)	Carrying amount at December 31, 2017	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at March 31, 2018

Goodwill	2,483	-	-	(3)	2,480

Development costs	2,478	96	(122)	46	2,498

Other	683	16	(28)	6	677

Total Intangible assets	5,644	112	(150)	49	5,655

Goodwill is allocated to the segments as follows: Agricultural Equipment for $1,698 million, Construction Equipment for $581 million, Commercial Vehicles for $66 million, Powertrain for $5 million and Financial Services for $130 million.

13. Property, plant and equipment

Changes in the carrying amount of Property, plant and equipment for the three months ended March 31, 2018 were as follows:

($ million)	Carrying amount at December 31, 2017	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at March 31, 2018

Property, plant and equipment	4,033	47	(157)	57	7	3,987

Assets sold with a buy-back commitment	2,797	193	(100)	77	(102)	2,865

Total Property, plant and equipment	6,830	240	(257)	134	(95)	6,852

14. Investments and other financial assets

Investments and other financial assets at March 31, 2018 and December 31, 2017 consisted of the following:

($ million)	At March 31, 2018	At December 31, 2017

Investments	592	596

Non-current financial receivables	31	34

Other securities	1	1

Total Investments and other financial assets	624	631

Changes in Investments were as follows:

($ million)	At December 31, 2017	Impact of IFRS 9 adoption	At January 1, 2018	Revaluations/ (Write- downs)	Acquisitions and capitalizations	Other changes	At March 31, 2018

Investments	596	(9)	587	21	-	(16)	592

Investments amounted to $592 million at March 31, 2018 ($596 million at December 31, 2017) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $200 million ($195 million at December 31, 2017), Turk Traktor ve Ziraat Makineleri A.S. $48 million ($74 million at December 31, 2017) and CNH Industrial Capital Europe S.a.S. $178 million ($173 million at December 31, 2017).

Revaluations and write-downs consist of adjustments for the result of the period to the carrying amount of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         46

15. Leased assets

Changes in the carrying amount of Leased assets for the three months ended March 31, 2018 were as follows:

($ million)	Carrying amount at December 31, 2017	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at March 31, 2018
Leased assets	1,845	112	(68)	(9)	(99)	1,781

16. Inventories

At March 31, 2018 and December 31, 2017, Inventories consisted of the following:

($ million)	At March 31, 2018	At December 31, 2017
Raw materials	1,450	1,278
Work in progress	777	601
Finished goods	5,213	4,574
Total Inventories	7,440	6,453

At March 31, 2018, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $386 million ($387 million at December 31, 2017).

17. Current receivables and Other current assets

A summary of Current receivables and Other current assets as of March 31, 2018 and December 31, 2017 is as follows:

($ million)	At March 31, 2018	At December 31, 2017
Trade receivables	539	496
Receivables from financing activities	19,488	19,795
Current tax receivables	306	303
Other current assets:
Other current receivables	1,417	1,348
Accrued income, prepaid expenses and other	153	153
Total Other current assets	1,570	1,501
Total Current receivables and Other current assets	21,903	22,095

Interim Condensed Consolidated Financial Statements      at March 31, 2018         47

Receivables from financing activities

A summary of Receivables from financing activities as of March 31, 2018 and December 31, 2017 is as follows:

($ million)	At March 31, 2018	At December 31, 2017

Retail:

Retail financing	9,166	9,388

Finance leases	335	337

Total Retail	9,501	9,725

Wholesale:

Dealer financing	9,881	10,001

Total Wholesale	9,881	10,001

Other	106	69
Total Receivables from financing activities	19,488	19,795

CNH Industrial provides and administers financing for retail purchases of new and used equipment sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.

Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities primarily represent loans in litigation.

The aging of Receivables from financing activities as of March 31, 2018 and December 31, 2017 is as follows:

	At March 31, 2018

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Non- Performing	Total

Retail

NAFTA	32	5	-	37	6,363	12	6,412

EMEA	7	1	10	18	266	10	294

LATAM	6	1	-	7	2,031	12	2,050

APAC	5	-	-	5	740	-	745

Total Retail	50	7	10	67	9,400	34	9,501

Wholesale

NAFTA	-	-	-	-	3,589	36	3,625

EMEA	41	15	2	58	4,987	17	5,062

LATAM	-	-	-	-	582	-	582

APAC	8	-	-	8	604	-	612

Total Wholesale	49	15	2	66	9,762	53	9,881

Interim Condensed Consolidated Financial Statements      at March 31, 2018         48

	At December 31, 2017

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Non- Performing	Total

Retail

NAFTA	26	9	-	35	6,671	25	6,731

EMEA	3	4	4	11	261	-	272

LATAM	8	-	-	8	1,851	40	1,899

APAC	-	-	-	-	823	-	823

Total Retail	37	13	4	54	9,606	65	9,725

Wholesale

NAFTA	-	-	-	-	3,651	41	3,692

EMEA	23	12	4	39	5,061	9	5,109

LATAM	-	-	-	-	613	-	613

APAC	4	-	-	4	583	-	587

Total Wholesale	27	12	4	43	9,908	50	10,001

On a geographic basis, there is not a disproportionate concentration of credit risk in any area. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.

Receivables from financing activities are considered to have a significant credit deterioration when they are classified as a problem account, which generally occurs when customers show signs of operational or financial weakness including past dues, which require significant collection effort and monitoring. An account is typically considered in default when they are 90 days past due.

CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing/Credit Watch	Stage 1	Low risk of default; payments are less than 90 days past due	12 month expected credit losses
Problem	Stage 2	Significant increase in credit risk; payments greater than 90 days past due	Lifetime expected credit losses
Litigation	Stage 3	Negotiation has been unsuccessful and the contract has been terminated and/or a legal action has been initiated	Lifetime expected credit losses

Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses

CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: NAFTA, EMEA, LATAM and APAC regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         49

In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history.

The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Allowance for credit losses activity for the three months ended March 31, 2018 were as follows:

	Three months ended March 31, 2018

($ million)	Retail	Wholesale	Other	Total

Opening balance (December 31, 2017 as recast, in accordance with IAS 39)	383	200	-	583

Impact of IFRS 9 adoption	(2)	2	-	-

Opening balance (January 1, 2018 as recast, in accordance with IFRS 9)	381	202	-	583

Provision	20	(1)	-	19

Charge-offs, net of recoveries	(14)	(1)	-	(15)

Foreign currency translation and other	5	4	-	9

Ending balance	392	204	-	596

Ending balance: Individually evaluated for impairment	288	171	-	459

Ending balance: Collectively evaluated for impairment	104	33	-	137

Receivables:

Ending balance	9,501	9,881	106	19,488

Ending balance: Individually evaluated for impairment	444	575	-	1,019

Ending balance: Collectively evaluated for impairment	9,057	9,306	106	18,469

Allowance for credit losses activity for the three months ended March 31, 2017 were as follows:

	Three months ended March 31, 2017

($ million)	Retail	Wholesale	Other	Total

Opening balance	374	200	-	574

Provision	13	6	-	19

Charge-offs, net of recoveries	(19)	(2)	-	(21)

Foreign currency translation and other	3	5	-	8

Ending balance	371	209	-	580

Ending balance: Individually evaluated for impairment	179	157	-	336

Ending balance: Collectively evaluated for impairment	192	52	-	244

Receivables:

Ending balance	9,832	8,500	95	18,427

Ending balance: Individually evaluated for impairment	318	472	-	790

Ending balance: Collectively evaluated for impairment	9,514	8,028	95	17,637

Interim Condensed Consolidated Financial Statements      at March 31, 2018         50

Allowance for credit losses activity for the year ended December 31, 2017 were as follows:

	Year ended December 31, 2017

($ million)	Retail	Wholesale	Other	Total

Opening balance	374	200	-	574

Provision	72	11	-	83

Charge-offs, net of recoveries	(103)	(15)	-	(118)

Foreign currency translation and other	40	4	-	44

Ending balance	383	200	-	583

Ending balance: Individually evaluated for impairment	212	164	-	376

Ending balance: Collectively evaluated for impairment	171	36	-	207

Receivables:

Ending balance	9,725	10,001	69	19,795

Ending balance: Individually evaluated for impairment	347	540	-	887

Ending balance: Collectively evaluated for impairment	9,378	9,461	69	18,908

Transfers of financial assets

The Group transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments, for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 23 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

At March 31, 2018 and December 31, 2017, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

($ million)	At March 31, 2018	At December 31, 2017

Restricted receivables:

Retail financing and finance lease receivables	6,551	6,883

Wholesale receivables	7,099	7,156

Total restricted receivables	13,650	14,039

CNH Industrial has discounted receivables and bills without recourse having due dates beyond March 31, 2018 amounting to $463 million ($566 million at December 31, 2017, with due dates beyond that date), which refer to trade receivables and other receivables for $455 million ($562 million at December 31, 2017) and receivables from financing activities for $8 million ($4 million at December 31, 2017).

Interim Condensed Consolidated Financial Statements      at March 31, 2018         51

18. Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency fluctuations. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivatives or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy.

In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instruments and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.

For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.

The main sources of hedge ineffectiveness are:

∎

the effect of the counterparty and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and

∎	changes in timing of the hedged transaction.

Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair vale changes used as a basis to calculate hedge ineffectiveness were $35 million for foreign exchange contracts. The maturity of these instruments does not exceed 24 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months assuming foreign exchange rates remain unchanged is approximately $18 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $8.6 billion and $6.9 billion at March 31, 2018 and December 31, 2017, respectively.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         52

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.

For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.

The main sources of hedge ineffectiveness are:

∎

the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and

∎	differences in repricing dates between the swaps and the borrowings.

Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and was insignificant for all periods presented. Fair vale changes used as a basis to calculate hedge ineffectiveness were $-14 million for interest rate derivatives.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three months ending March 31, 2018 and 2017.All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2018 and 2017 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $3.7 billion and $3.9 billion at March 31, 2018 and December 31, 2017, respectively.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         53

The fair values of CNH Industrial’s derivatives at March 31, 2018 and at December 31, 2017 in the condensed consolidated statement of financial position are recorded as follows:

	At March 31, 2018		At December 31, 2017
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value

Derivatives designated as hedging instruments

Fair value hedges:

Interest rate derivatives	2	(18)	1	(15)

Total Fair value hedges	2	(18)	1	(15)

Cash flow hedges:

Currency risks - Forward contracts and Currency swaps	65	(55)	53	43

Interest rate derivatives	6	(3)	6	(1)

Total Cash flow hedges	71	(58)	59	(56)

Total Derivatives designated as hedging instruments	73	(76)	60	(71)

Derivatives not designated as hedging instruments

Foreign exchange contracts	25	(25)	13	(22)

Interest rate derivatives	6	(7)	4	(5)

Total Derivatives not designated as hedging instruments	31	(32)	17	(27)

Other financial assets/(liabilities)	104	(108)	77	(98)

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

Pre-tax gains/(losses) related to CNH Industrial’s derivatives for the three months ended December 31, 2018 and 2017 are recorded in the following accounts of condensed consolidated income statement and condensed consolidated statement of comprehensive income:

	Three months ended March 31,
($ million)	2018	2017

Fair value hedges

Interest rate derivatives— Financial income/(expenses)	(7)	(4)

Gains/(losses) on hedged items— Financial income/(expenses)	7	4

Cash flow hedges

Recognized in Other comprehensive income (effective portion):	30	(36)

Reclassified from other comprehensive income (effective portion):

Foreign exchange contracts – Cost of sales	12	(14)

Foreign exchange contracts – Financial income/(expenses)	5	(3)

Interest rate derivatives – Cost of sales	(1)	(1)

Not designated as hedges

Foreign exchange contracts – Financial income/(expenses)	20	(47)

Interim Condensed Consolidated Financial Statements      at March 31, 2018         54

19.	Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At March 31, 2018, this item included $773 million ($770 million at December 31, 2017) of restricted cash which mainly includes banks deposits which may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

20.	Assets held for sale

Assets held for sale at March 31, 2018 and December 31, 2017 primarily included buildings.

21.	Equity

Share capital

As of March 31, 2018, the Company’s Share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,357,522,507 common shares outstanding, net of 6,877,689 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,880,133 special voting shares outstanding, net of 7,594,143 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.

For more complete information on the share capital of CNH Industrial N.V., see Note 24 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2017.

Treasury shares

As of March 31, 2018, the Company held 6.9 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $91 million. As of March 31, 2018, the Company held 7.6 million special voting shares in treasury.

During the three months ended March 31, 2018, the Company repurchased 6.8 million shares of its common stock on the MTA under the buy-back program at an aggregate cost of $90 million. During the same period, the Company acquired 26.6 thousand special voting shares following the de-registration of qualifying common shares from the Loyalty Register, net of the transfer and allocation of special voting shares to those shareholders whose qualifying common shares became eligible to receive special voting shares after the uninterrupted three-year registration period in the Loyalty Register.

In order to maintain the necessary operating flexibility over an adequate time period, on April 13, 2018, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 12, 2019). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares on April 13, 2018 and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). On April 27, 2018, CNH Industrial launched its new shares buy-back program involving the repurchase from time to time of up to $700 million in the Company’s common shares, representing an increase of $400 million versus the previous program. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice.

Capital reserves

At March 31, 2018 capital reserves, amounting to $3,241 million ($3,253 million at December 31, 2017), mainly consist of the share premium deriving from the Merger.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         55

Earnings reserves

Earnings reserves, amounting to $5,225 million at March 31, 2018 ($5,059 million at December 31, 2017) mainly consist of retained earnings and profits attributable to the owners of the parent.

On April 13, 2018, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.14 per common share, as recommended on March 2, 2018 by the Board of Directors. The cash dividend was declared in euro and paid on May 2, 2018 for a total amount of $235 million (€190 million).

Other comprehensive income/(loss)

Other comprehensive income/(loss) consisted of the following:

	Three Months Ended March 31,

($ million)	2018	2017

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	-	-

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	-	-

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	30	(36)

(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	(16)	18

Gains/(losses) on cash flow hedging instruments	14	(18)

Exchange gains/(losses) on translating foreign operations arising during the period	(125)	64

Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	-	-

Exchange gains/(losses) on translating foreign operations	(125)	64

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	17	9

Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	-	-

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	17	9

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(94)	55

Tax effect (C)	(4)	3

Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(98)	58

Interim Condensed Consolidated Financial Statements      at March 31, 2018         56

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three Months Ended March 31,

	2018			2017
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	-	(1)	(1)	-	-	-
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	-	(1)	(1)	-	-	-

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	14	(3)	11	(18)	3	(15)

Exchange gains/(losses) on translating foreign operations	(125)	-	(125)	64	-	64
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	17	-	17	9	-	9
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(94)	(3)	(97)	55	3	58

Total Other comprehensive income/(loss)	(94)	(4)	(98)	55	3	58

Share-based compensation

In the three months ended March 31, 2018 and 2017, there were no material grants of stock options or share units under the existing CNH Industrial share-based compensation plans. CNH Industrial recognized total share-based compensation expense of $4 million and $6 million for the three months ended March 31, 2018 and 2017, respectively.

22.	Provisions

A summary of Provisions at March 31, 2018 and December 31, 2017 is as follows:

($ million)	At March 31, 2018		At December 31, 2017
Employee benefits		2,461		2,587
Other provisions:
Warranty and technical assistance provision	959		932
Restructuring provision	59		63
Investment provision	12		12
Other risks	2,308		2,383
Total Other provisions		3,338		3,390
Total Provisions		5,799		5,977

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks include provisions for contractual and commercial risks and disputes.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         57

Employee benefits

The following summarizes the components of net benefit cost of CNH Industrial’s post-employment benefits for the three months ended March 31, 2018 and 2017:

	Pension plans		Healthcare plans		Other
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,

($ million)	2018	2017	2018	2017	2018	2017

Service cost:

Current service cost	6	6	2	2	2	2

Past service cost and (gain)/loss from curtailments and settlements	-	-	-	-	-	-

Total Service cost	6	6	2	2	2	2

Net interest expense	3	3	8	8	1	1

Other costs	2	2	-	-	1	-

Net benefit cost recognized to profit or loss	11	11	10	10	4	3

23.	Debt

 An analysis of debt by nature is as follows:

($ million)	At March 31, 2018		At December 31, 2017

Asset-backed financing		11,467		12,028

Other debt:

Bonds	8,080		9,026

Borrowings from banks	4,448		4,200

Payables represented by securities	586		557

Other	187		203

Total Other debt		13,301		13,986

Total Debt		24,768		26,014

Debt decreased by $1,246 million over the period (decrease of $1,429 million, excluding exchange translation differences), of which $1,048 million due to bond repayments.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         58

The following table shows the summary of the Group’s issued bonds outstanding at March 31, 2018:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	547	2.75%	March 18, 2019	674
CNH Industrial Finance Europe S.A.(1)	EUR	700	2.875%	September 27, 2021	863
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	92
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.375%	May 23, 2022	616
CNH Industrial Finance Europe S.A.(1)	EUR	500	2.875%	May 17, 2023	616
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	801
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	123
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	62
Total Euro Medium Term Notes					3,847
Other Bonds
CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 05, 2022	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
Total Other bonds					4,200
Hedging effect and amortized cost valuation					33
Total Bonds					8,080

(1)	Bond listed on the Irish Stock Exchange.
(2)	Bond listed on the New York Stock Exchange.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2017.

Available Group’s committed unsecured facilities expiring after twelve months amounted to approximately $3.3 billion at March 31, 2018 ($3.2 billion at December 31, 2017). Total committed secured facilities expiring after twelve months amounted to approximately $4.3 billion at March 31, 2018 ($3.8 billion at December 31, 2017) of which $0.6 billion was available at March 31, 2018 ($1.2 billion at December 31, 2017).

Debt secured with mortgages and other liens on assets of the Group amounts to $43 million at March 31, 2018 ($42 million at December 31, 2017). This amount includes $2 million ($3 million at December 31, 2017) due to creditors for assets acquired under finance leases.

24.	Trade payables

Trade payables of $6,299 million at March 31, 2018 increased by $239 million from the amount at December 31, 2017.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         59

25.	Other current liabilities

At March 31, 2018, Other current liabilities mainly included $2,290 million of amounts payable to customers relating to repurchase price on buy-back agreements ($2,176 million at December 31, 2017), $1,500 million of contract liabilities ($1,498 million at December 31, 2017), of which $906 million for future rents related to buy-back agreements ($926 million at December 31, 2017). Other current liabilities also included accrued expenses and deferred income of $482 million ($499 million at December 31, 2017).

26.	Commitments and contingencies

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Interim Condensed Consolidated Financial Statements.

Other litigation and investigation

European Commission settlement: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks. On July 19, 2016 the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in current private litigation commenced in various European jurisdictions and Israel that remains at an early stage, and CNH Industrial expects to face further claims in various jurisdiction; the extent and outcome of which cannot be predicted at this time.

Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $515 million and $368 million at March 31, 2018 and December 31, 2017, respectively.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         60

Other contingencies

CNH Industrial N.V. is successor to Fiat Industrial S.p.A. (“Fiat Industrial”), a company formed as a result of the demerger of Fiat S.p.A. (“Fiat”, which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At March 31, 2018, the outstanding Liabilities amounted to approximately $0.2 billion. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

27.	Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has five operating segments:

∎

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the STEYR brand in Europe and the Miller brand, primarily in North America and Australia. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

∎

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders and telehandlers. Construction equipment is sold under the CASE Construction and New Holland Construction Equipment brands.

∎

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

∎

Powertrain designs, manufactures and offers a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

∎

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Historically and through 2017, the CODM assessed the performance of the operating segments on the basis of Operating Profit of Industrial Activities calculated using U.S. GAAP measures. In addition, with reference to Financial Services, the CODM assessed the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviewed expenditures for long-lived assets, while other operating segment asset information was not readily available.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         61

Concurrently with the change following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the CODM began to assess segment performance and make decisions about resource allocation based upon adjusted EBIT and adjusted EBITDA calculated using U.S. GAAP. CNH Industrial believes adjusted EBIT and adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT under U.S. GAAP is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring charges, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA under U.S. GAAP is defined as adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM continues to assess the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.

For completeness of information, we remind that, under U.S. GAAP, starting from January 1, 2018, CNH Industrial has adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”) using the full retrospective approach, on the net equity at January 1, 2016 (date of first time retrospective adoption of the standard). Upon the adoption of ASC 606 CNH Industrial determined that sales to dealers accompanied by “floor plan” agreements, under which CNH Industrial offers wholesale financing including “interest-free” financing for specified periods, include two separate performance obligations. In particular, concurrent with the sale of the equipment/vehicle, Industrial Activities companies offer to the dealer wholesale financing through loans extended by financial services companies (primarily through the Group’s captive Financial Services business). Industrial Activities compensates Financial Services for the cost of the “interest-free” period. This cost has been determined to represent a cash sale incentive on the initial sale of the good (first performance obligation), and therefore it should be recognized as a reduction of net sales of Industrial Activities, and not as interest compensation to Financial Services in the Industrial Activities statement of operations under U.S. GAAP, as presented historically. The second performance obligation consists of a credit facility extended by our Financial Services business to the dealer: the remuneration of this performance obligation is represented by the compensation received from Industrial Activities for the period of the “interest-free” financing, and by the interest charged to dealer for the remaining period. This remuneration is recognized over the period of the outstanding exposure, consistent with the current accounting treatment. These changes did not result in any change in total revenues in the Condensed Consolidated Statement of Operations under U.S. GAAP or in total operating income, as the transactions between Industrial Activities and Financial Services are eliminated in consolidation. However, the new classification of the interest compensation to Financial Services modified the allocation of total revenues between the amounts classified as Net sales (which includes only Net sales of Industrial Activities) and the Finance and Interest Income (which mainly includes income of Financial Services). Furthermore, after the adoption of ASC 606, the different classification of interest compensation to Financial Services reduced the operating profit of Industrial Activities under U.S. GAAP, but did not modify the total consolidated operating profit under U.S. GAAP.

Furthermore, starting from January 1, 2018, under U.S. GAAP the Group has adopted ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization.

The unaudited impact of adoption of the new standards on segment information summarizing revenues under U.S. GAAP for the three months ended March 31, 2017 was as follows:

	Three Months Ended March 31, 2017
($ million)	As previously reported	ASC 606 adoption impact	As recast

Agricultural Equipment	2,346	(106)	2,240

Construction Equipment	523	(21)	502

Commercial Vehicles	2,091	34	2,125

Powertrain	1,002	(1)	1,001

Eliminations and other	(578)	-	(578)

Net sales of Industrial Activities	5,384	(94)	5,290

Financial Services	396	116	512

Eliminations and other	(99)	82	(17)

Total Revenues under U.S. GAAP	5,681	104	5,785

Interim Condensed Consolidated Financial Statements      at March 31, 2018         62

The following summarizes adjusted EBIT under U.S. GAAP by reportable segment:

	Three Months Ended March 31,

($ million)	2018	2017

Agricultural Equipment	186	115

Construction Equipment	-	(31)

Commercial Vehicles	49	17

Powertrain	95	74

Unallocated items, eliminations and other	(69)	(34)

Total Industrial Activities	261	141

Financial Services	143	126

Eliminations and other	-	-

Total Adjusted EBIT under U.S. GAAP	404	267

The following summarizes adjusted EBITDA under U.S. GAAP by reportable segment:

	Three Months Ended March 31,

($ million)	2018	2017

Agricultural Equipment	265	194

Construction Equipment	16	(15)

Commercial Vehicles	206	142

Powertrain	129	104

Unallocated items, eliminations and other	(69)	(34)

Total Industrial Activities	547	391

Financial Services	210	192

Eliminations and other	-	-

Total Adjusted EBITDA under U.S. GAAP	757	583

A reconciliation from consolidated adjusted EBITDA under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three months ended March 31, 2018 and 2017 is provided below:

	Three Months Ended March 31,

($ million)	2018	2017

Adjusted EBITDA under U.S. GAAP	757	583

Depreciation and amortization under U.S. GAAP(*)	(353)	(316)

Adjusted EBIT under U.S. GAAP	404	267

Adjustments/reclassifications to convert from adjusted EBIT under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:

Financial income/(expenses) under EU-IFRS	(120)	(141)

Development costs	(26)	(42)

Restructuring costs under EU-IFRS	(3)	(13)

Other adjustments	(13)	(6)

Total adjustments/reclassifications	(162)	(202)

Profit/(loss) before taxes under EU-IFRS	242	65
(*)	Including depreciation of assets on operating lease and assets sold with buy-back commitment.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         63

ASC 606 adoption did not have effect on Net income of Financial Services under U.S. GAAP. Net income of Financial Services under U.S. GAAP for the three months ended March 31, 2018 and 2017 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three Months Ended March 31,

($ million)	2018	2017

Net income of Financial Services under U.S. GAAP (A)	103	87

Net Income (loss) of Industrial Activities under U.S. GAAP (B)	202	46

Eliminations and other (C)	(103)	(87)

CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	202	46

Adjustments to conform with EU-IFRS (E)(*)	(18)	(26)

Income tax (expense) under EU-IFRS (F)	(58)	(45)

Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	242	65
(*)	Details about this item are provided in Note 31 “EU-IFRS to U.S. GAAP reconciliation”.

Additional reportable segment information under U.S. GAAP

Net Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three months ended March 31, 2018 and 2017 are provided below:

	Three Months Ended March 31,

($ million)	2018	2017

Agricultural Equipment	2,579	2,240

Construction Equipment	682	502

Commercial Vehicles	2,495	2,125

Powertrain	1,186	1,001

Eliminations and other	(642)	(578)

Net sales of Industrial Activities	6,300	5,290

Financial Services	502	512

Eliminations and other	(29)	(17)

Total Revenues under U.S. GAAP	6,773	5,785

Difference(*)	(21)	(21)

Total Net Revenues under EU-IFRS	6,752	5,764
(*)	Different classification of interest income of Industrial Activities

Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for three months ended March 31, 2018 and 2017 are provided below:

	Three Months Ended March 31,

($ million)	2018	2017

Agricultural Equipment	79	79

Construction Equipment	16	16

Commercial Vehicles	157	125

Powertrain	34	30

Eliminations and other	-	-

Total Industrial Activities	286	250

Financial Services	67	66

Total Depreciation and Amortization(*) under U.S. GAAP	353	316

Difference(**)	122	113

Total Depreciation and Amortization(*) under EU-IFRS	475	429
(*)	Including depreciation of assets on operating lease and assets sold with buy-back commitment.
(**)	Primarily amortization of development costs capitalized under EU-IFRS

Interim Condensed Consolidated Financial Statements      at March 31, 2018         64

28. Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:

∎	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

∎	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

∎	Level 3 — Unobservable inputs for the asset or liability.

This hierarchy requires the use of observable market data when available.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair value hierarchy levels the assets and liabilities that are measured at fair value, on a recurring basis, at March 31, 2018 and at December 31, 2017:

		At March 31, 2018				At December 31, 2017

($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other non-current securities	(14)	1	-	-	1	1	-	-	1

Other financial assets	(18)	-	104	-	104	-	77	-	77

Total Assets		1	104	-	105	1	77	-	78

Other financial liabilities	(18)	-	(108)	-	(108)	-	(98)	-	(98)

Total Liabilities		-	(108)	-	(108)	-	(98)	-	(98)

In the three months ended March 31, 2018 and 2017 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 18 “Other financial assets and Other financial liabilities”.

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed consolidated statement of financial position at March 31, 2018 and at December 31, 2017 are as follows:

		At March 31, 2018
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount

Retail financing	(17)	-	-	9,271	9,271	9,166

Dealer financing	(17)	-	-	9,880	9,880	9,881

Finance leases	(17)	-	-	333	333	335

Other receivables from financing activities	(17)	-	-	106	106	106

Total Receivables from financing activities		-	-	19,590	19,590	19,488

Asset-backed financing	(23)	-	11,350	-	11,350	11,467

Bonds	(23)	5,189	3,190	-	8,379	8,080

Borrowings from banks	(23)	-	4,387	-	4,387	4,448

Payables represented by securities	(23)	-	587	-	587	586

Other debt	(23)	-	187	-	187	187

Total Debt		5,189	19,701	-	24,890	24,768

Interim Condensed Consolidated Financial Statements      at March 31, 2018         65

		At December 31, 2017

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount

Retail financing	(17)	-	-	9,577	9,577	9,388

Dealer financing	(17)	-	-	9,998	9,998	10,001

Finance leases	(17)	-	-	335	335	337

Other receivables from financing activities	(17)	-	-	69	69	69
Total Receivables from financing activities		-	-	19,979	19,979	19,795

Asset-backed financing	(23)	-	11,819	-	11,819	12,028

Bonds	(23)	6,239	3,215	-	9,454	9,026

Borrowings from banks	(23)	-	4,103	-	4,103	4,200

Payables represented by securities	(23)	-	558	-	558	557

Other debt	(23)	-	203	-	203	203

Total Debt		6,239	19,898	-	26,137	26,014

Receivables from financing activities

The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bond issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.

The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

Other financial assets and liabilities

The carrying amount of Cash and cash equivalents, Trade receivables, Other current assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

29. Related party transactions

In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of March 31, 2018, on the basis of the information published on the website of the Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR N.V. held 42.02% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2018.

In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

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The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its subsidiaries and affiliates

EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three months ended March 31, 2018 and 2017.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.

These transactions with FCA are reflected in the Interim Condensed Consolidated Financial Statements at March 31, 2018 as follows:

	Three Months Ended March 31,

($ million)	2018	2017

Net revenues	199	172

Cost of sales	136	112

Selling, general and administrative costs	38	35

($ million)	At March 31, 2018	At December 31, 2017

Trade receivables	5	17

Trade payables	109	96

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural equipment and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Interim Condensed Consolidated Financial Statements at March 31, 2018 as follows:

	Three Months Ended March 31,

($ million)	2018	2017

Net revenues	283	193

Cost of sales	92	79

($ million)	At March 31, 2018	At December 31, 2017

Trade receivables	158	79

Trade payables	87	74

At March 31, 2018 and December 31, 2017, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $251 million and $255 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         67

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the three months ended March 31, 2018 revenues from associates totaled $36 million ($37 million in the three months ended March 31, 2017) and cost of sales from associates totaled $3 million ($7 million in the three months ended March 31, 2017). At March 31, 2018 receivables from associates amounted to $19 million ($23 million at December 31, 2017). Trade payables to associates amounted to $20 million at March 31, 2018 ($22 million at December 31, 2017). At March 31, 2018, CNH Industrial had pledged guarantees on commitments of its associates for an amount of $201 million related to CNH Industrial Capital Europe S.a.S.

Transactions with unconsolidated subsidiaries

In the three months ended March 31, 2018 and 2017, there were no material transactions with unconsolidated subsidiaries.

Transactions with other related parties

In the three months ended March 31, 2018 and 2017, there were no material transactions with other related parties.

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies and the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors, resulted in a net income of approximately $10 million in the first quarter of 2018, inclusive of a $12 million income related to the reversal for forfeitures of certain previously granted stock grant awards. In the three months ended March 31, 2017 these same fees amounted to an expense of $3 million.

The aggregate expense incurred in the three months ended March 31, 2018 and 2017 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $11 million and $4 million, respectively. These amounts included the notional compensation cost for share-based payments.

30. Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three Months Ended March 31, 2018		At December 31, 2017	Three Months Ended March 31, 2017

	Average	At March 31		Average	At March 31

Euro	0.814	0.812	0.834	0.939	0.935

Pound sterling	0.719	0.710	0.740	0.808	0.800

Swiss franc	0.948	0.956	0.976	1.004	1.000

Polish zloty	3.400	3.417	3.483	4.058	3.953

Brazilian real	3.245	3.323	3.313	3.143	3.162

Canadian dollar	1.264	1.290	1.254	1.324	1.334

Argentine peso	19.693	20.110	18.840	15.670	15.410

Turkish lira	3.815	3.975	3.791	3.698	3.638

31. EU-IFRS to U.S. GAAP reconciliation

This Interim Report has been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Interim Condensed Consolidated Financial Statements      at March 31, 2018         68

Reconciliation of Profit

		Three Months Ended March 31,

($ million)	Note	2018	2017(*)

Profit/(loss) in accordance with EU-IFRS		184	20

Adjustments to conform with U.S. GAAP:

Development costs	(a)	26	42

Other adjustments	(b)	(3)	(10)

Tax impact on adjustments	(c)	(9)	(10)

Deferred tax assets and tax contingencies recognition	(d)	4	4

Total adjustments		18	26

Net income (loss) in accordance with U.S. GAAP		202	46

(*) 2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (IFRS 15 under IFRS and ASC 606 under U.S. GAAP).

Reconciliation of Total Equity

($ million)	Note	At March 31, 2018	At December 31, 2017(*)

Total Equity in accordance with EU-IFRS		6,664	6,684

Adjustments to conform with U.S. GAAP:

Development costs	(a)	(2,498)	(2,477)

Other adjustments	(b)	39	112

Tax impact on adjustments	(c)	627	645

Deferred tax assets and tax contingencies recognition	(d)	(738)	(732)

Total adjustments		(2,570)	(2,452)

Total Equity in accordance with U.S. GAAP		4,094	4,232
(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (IFRS 15 under IFRS and ASC 606 under U.S. GAAP).

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.

(b)	Other adjustments

It mainly includes the following items:

•

Goodwill and other intangible assets: Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         69

•

Defined benefit plans: The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

•

Restructuring provisions: The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(c)	Tax impact on adjustments

This item includes the tax effects of adjustments included in (a) and (b) and mainly refers to development costs.

(d)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2017. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

32. Subsequent events

CNH Industrial has evaluated subsequent events through May 8, 2018, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following:

∎

At the Annual General Meeting of shareholders held on April 13, 2018, the Company’s shareholders approved a dividend of €0.14 per common share, equivalent to a total distribution of approximately €190 million.

∎

On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allows CNH Industrial to terminate or modify various retiree healthcare benefits (“Benefits”) previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced it has determined to modify the Benefits provided to the applicable retirees to make them consistent with the Benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefits modifications are estimated to result in a reduction of the plan liability by approximately $500 million to $550 million, realizing a corresponding pre-tax income. The actual adjustment to the liability will be finalized using current market assumptions on the applicable measurement date (expected to be in the second quarter, once the retirees have been formally advised). This pre-tax income will be recorded in the second quarter of 2018 in its entirety.

∎

On April 27, 2018, CNH Industrial launched a buy-back program (the “Program”) involving the repurchase from time to time of up to $700 million in the Company’s common shares. The Program has a duration up to and including October 12, 2019. The Program will be conducted in the framework of the buyback authorization granted by the Shareholders’ Meeting held on April 13, 2018, whereby the Board is vested with the authority of purchasing up to 10% of the Company’s issued common shares during the eighteen-month period following such Shareholders’ Meeting.

∎

On April 27, 2018, CNH Industrial announced that on the same date Moody’s Investors Service (“Moody’s”) raised the rating of the senior unsecured debt of CNH Industrial N.V. and CNH Industrial Finance Europe S.A. to Ba1 from Ba2. In addition, Moody’s affirmed the Ba1 corporate family rating of CNH Industrial N.V., the Ba1

Interim Condensed Consolidated Financial Statements      at March 31, 2018         70

senior unsecured rating of CNH Industrial Capital LLC and improved the outlook to positive from stable for both companies.

∎

Effective April 27, 2018, the Board of Directors has appointed Mr. Derek Neilson as interim Chief Executive Officer of CNH Industrial following Mr. Tobin’s departure, as already announced by the Company on March 19, 2018. The Board of Directors will finalize the selection of a permanent Chief Executive Officer through its published governance process.

Interim Condensed Consolidated Financial Statements      at March 31, 2018         71